Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-276530

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated January 16, 2024 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated January 16, 2024 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically at www.sedarplus.ca.

PRELIMINARY PROSPECTUS SUPPLEMENT
To The Short Form Base Shelf Prospectus Dated January 16, 2024

New Issue	February 4, 2026

INTEGRA RESOURCES CORP.
US$⬤
⬤ Common Shares

This prospectus supplement (the "prospectus supplement") of Integra Resources Corp. ("Integra" or the "Corporation"), together with the accompanying short form base shelf prospectus dated January 16, 2024 (the "accompanying prospectus") qualifies the distribution of ⬤ common shares (the "Offered Shares") of the Corporation (the "Offering") at a price of US$⬤ per Offered Share (the "Offering Price"), for aggregate gross proceeds of US$⬤. See "Description of Common Shares". The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of February ⬤, 2026 between the Corporation and Canaccord Genuity Corp. ("Canaccord"), Stifel Nicolaus Canada Inc. ("Stifel", and together with Canaccord, the "Co-Lead Underwriters"), ⬤, ⬤ and ⬤ (together with the Co-Lead Underwriters, the "Underwriters"). The Offering Price was determined by arm's length negotiations between the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters. The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, under the terms of this prospectus supplement and in the United States under the terms of the Corporation's prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), supplementing the short form base shelf prospectus that forms a part of the Corporation's registration statement (the "Registration Statement") on Form F-10 (File No. 333-276530) filed with the United States Securities and Exchange Commission (the "SEC").

We are permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The common shares (the “Common Shares”) of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “ITR” and on the NYSE American (the “NYSE American”) under the symbol “ITRG”. On February 3, 2026, the last trading day before the date hereof, the closing price of the Common Shares on the TSXV was C$5.15 and the closing price of the Common Shares on NYSE American was US$3.81. The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

US$⬤ per Offered Share

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (2)
Per Offered Share	US$⬤	US$⬤	US$⬤
Total (3)	US$⬤	US$⬤	US$⬤

_____________

(1) In consideration for the services rendered by the Underwriters in connection with the Offering, the Underwriters will be paid an aggregate cash fee (the "Underwriters' Fee") of US$⬤ per Offered Share, representing 5% of the gross proceeds of the Offering, other than gross proceeds on any sales made to "President's List" purchasers, on which a reduced fee of 2.5% of such gross proceeds will be paid to the Underwriters. The "President's List" may include purchasers for an aggregate amount of up to US$2 million of Offered Shares. The Underwriters’ Fee assumes no sales to “President’s List” purchasers. See "Plan of Distribution".

(2) After deducting the Underwriters' Fee, but before deducting expenses of the Offering, including in connection with the preparation and filing of this prospectus supplement, which are estimated to be US$⬤ and which will be paid from the proceeds of the Offering.

(3) The Corporation has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part, at any time up to and including the Closing Date (as defined below), to purchase up to an additional amount of Offered Shares equal to 12% of the Offered Shares sold pursuant to the Offering, being ⬤ Offered Shares (the "Additional Offered Shares"), at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is hereby qualified for distribution under this prospectus supplement. A purchaser who acquires Additional Offered Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Offered Shares under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" (assuming no sales to "President's List" purchasers) and "Net Proceeds to the Corporation" (before payment of the expenses of the Offering) will be approximately US$], US$⬤ and US$⬤ respectively. See "Plan of Distribution" and the table below:

The following table sets out the number of Additional Offered Shares for which the Over-Allotment Option may be exercised:

Underwriters' Position	Number of Additional Offered Shares	Exercise Period	Exercise Price
Over-Allotment Option	[⬤]	Any time up to and including the Closing Date	US$⬤ per Additional Offered Share

The Offering amount in this prospectus supplement is in United States dollars. References to "C$" are to Canadian dollars. References to "US$" are to United States dollars. Unless the context otherwise requires, all references to the "Offering" in this prospectus supplement shall include the Over-Allotment Option and all references to "Offered Shares" shall include Additional Offered Shares.

The Offering is being conducted on a "bought deal" basis, and the Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when issued by the Corporation, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to United States legal matters.

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Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about February ⬤, 2026 or such other date as the Corporation and the Underwriters may agree (the “Closing Date”), but in any event not later than February 16, 2026. It is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares is acquired. If any of the Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares with restrictive legends, if applicable. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be on or about February ⬤, 2026 or such other date as the Corporation and the Underwriters may agree, but in any event not later than February 16, 2026. Under Rule 15c6-1 under the Exchange Act (as defined below), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Offered Shares on the date of pricing will be required, by virtue of the fact that the Offered Shares are expected to settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the Offered Shares on the date of pricing should consult their own advisors. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any reduction of the Offering Price will not reduce the net proceeds to be received by the Corporation as stated above. See "Plan of Distribution".

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, or resident in Canada, may not be described fully in this prospectus supplement or the accompanying prospectus. Prospective investors should read the tax discussion in this prospectus supplement and consult their own tax advisors regarding the application of Canadian and/or United States federal income tax laws to their own particular circumstances. See "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations" and "Risk Factors".

Any investment in securities of the Corporation involves significant risks that should be carefully considered by prospective investors before purchasing the Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares. Prospective investors should carefully read the "Risk Factors" section in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" in this prospectus supplement and consider such notes and information in connection with an investment in the Offered Shares.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors, some or all of the Underwriters and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

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Timo Jauristo, C.L. "Butch" Otter, Carolyn Clark Loder, Ian Atkinson and Janet Yang, each a director of the Corporation, and Todd Harvey, Terre Lane, Hamid Samari, Larry Breckenridge, Barry Carlson, Deepak Malhotra, Jeffrey Bickel, Sterling (Keith) Watson, Jay Nopola, Andrew Hanson and Ralston Pedersen, each a qualified person, reside outside of Canada. Each of Mr. Jauristo, Mr. Otter, Ms. Loder, Mr. Atkinson and Ms. Yang have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Enforceability of Certain Civil Liabilities".

The head and principal office of the Corporation is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. The registered and records office of the Corporation is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

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PROSPECTUS SUPPLEMENT

ACCOMPANYING PROSPECTUS

ABOUT THIS PROSPECTUS

In this prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Integra" or the "Corporation", refer to Integra Resources Corp. together with its subsidiaries.

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Offering. To the extent that the description of the Offered Shares varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

FINANCIAL INFORMATION AND CURRENCY

Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with IFRS issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

The Offering amount in this prospectus supplement is in United States dollars. References to "C$" are to Canadian dollars. References to "US$" are to United States dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2023, 2024 and 2025.

Years Ended December 31,
	2024	2023
Low for the period	C$1.3316	C$1.3128
High for the period	C$1.4416	C$1.3875
Rate at the end of the period	C$1.4389	C$1.3226
Average	C$1.3698	C$1.3497

Nine Months Ended September 30,
	2025	2024
Low for the period	C$1.3558	C$1.3316
High for the period	C$1.4603	C$1.3604
Rate at the end of the period	C$1.3921	C$1.3499
Average	C$1.3988	C$1.3858

On February 3, 2026, the Bank of Canada daily average rate of exchange was C$1.00 = US$1.3652 or US$1.00 = C$0.7325.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, market data and certain industry data and forecasts included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein concerning the Corporation's industry and the markets in which the Corporation operates or seeks to operate were obtained from internal Corporation surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. The Corporation has relied upon industry publications as the Corporation's primary sources of third-party industry data and forecasts. The Corporation has not independently verified any of the data from third-party sources, nor has the Corporation ascertained the underlying assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which the Corporation believes to be reliable based upon the Corporation's knowledge of the industry, have not been independently verified, and the Corporation does not know what assumptions were used in their preparation. By their nature, forecasts are particularly subject to change or inaccuracies, especially over long periods. While the Corporation is not aware of any misstatements regarding the industry data presented herein or in the documents incorporated herein by reference, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. While the Corporation believes that its internal research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus supplement and the accompanying prospectus, including the documents incorporated herein and therein by reference, in accordance with the requirements of Canadian disclosure requirements, which are different from United States disclosure requirements. Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with IFRS issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such technical disclosure includes mineral reserves and mineral resources classification terms made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (the "SEC Modernization Rules"). The Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, technical disclosure in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference that describes the Corporation's mineral reserves and mineral resources estimates may differ with information made public by United States companies under the SEC Modernization Rules.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia. Most of the officers and directors, some or all of the Underwriters and some of the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of these persons.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We filed with the SEC, concurrently with the Registration Statement of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System with an address at 1015 15th Street N.W., Suite 1000, Washington, DC, 20005, United States as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the Offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act relating to the offering of our securities, including the Offered Shares, of which this prospectus supplement and accompanying prospectus form a part. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Information omitted from this prospectus supplement and the accompanying prospectus, but contained in the Registration Statement, is available on the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") under the Corporation's profile at www.sec.gov. Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Offered Shares. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, the "forward-looking statements"). Forward-looking statements are included to provide information about management's current expectations and plans that allow investors and others to get a better understanding of the Corporation's operating environment, business operations and financial performance and condition.

Except for statements of historical fact relating to the Corporation, certain information contained herein constitutes forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. Forward-looking statements in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein include, but are not limited to: statements relating to the Offering, including the anticipated timing and completion of the Offering, the terms of the Offering, and the receipt of all required regulatory approvals, including in relation to the listing of the Offered Shares on the TSXV and the NYSE American; the net proceeds of the Offering; use of net proceeds of the Offering; the expected cost and timing of the Corporation's business objectives and milestones; the future financial or operating performance of the Corporation and its mineral properties; operational results; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of the Corporation's mineral properties and contents of related technical reports, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life-of-mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the mineral properties, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental impacts; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Corporation's mineral properties; future growth potential of the Corporation; and future development plans.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the completion of the Offering on the terms and on the timeline anticipated; the Corporation's ability to complete its planned exploration, development and production programs; the absence of adverse conditions at the Corporation's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold and other metals remaining at levels that continue to render the Corporation's mineral properties economic; the Corporation's ability to continue raising necessary capital to finance operations; the liquidity of the market for the Common Shares; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to losing investments; risks related to the discretion in the use of proceeds; dilution risks; risks related to the potential need for additional funding; risks related to active liquid market for the Common Shares; risks related to the Corporation being considered a "passive foreign investment company"; risks related to the enforcement of foreign judgements; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Corporation's control and as well as those factors included herein and elsewhere in the Corporation's public disclosure. Although the Corporation believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled "Risk Factors" below and in the accompanying prospectus, and in the section entitled "Risk Factors" in the Corporation's annual information form for the year ended December 31, 2024, dated March 26, 2025 (the "Annual Information Form"), and incorporated by reference herein, for additional risk factors that could cause results to differ materially from forward-looking statements.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Corporation's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. The forward-looking statements contained herein are made as of the date of this prospectus supplement and, accordingly, are subject to change after such date. The Corporation disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Corporation's filings with Canadian securities regulatory agencies, which can be viewed online under the Corporation's profile on the System for Electronic Data Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca and on EDGAR at www.sec.gov.

NON-GAAP MEASURES AND OTHER FINANCIAL MEASURES

Certain performance measures and ratios that have been included in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein, do not have any standardized meaning prescribed by IFRS ("Non-GAAP Measures"), including average realized gold price, capital expenditures, free cash flow, working capital, working capital excluding derivatives, operating margin, operating cash flow before change in working capital, cash costs, all-in sustaining costs, and adjusted earnings. This prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein, presents these Non-GAAP Measures as it is understood that certain investors will use this information to evaluate the Corporation's performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies. Accordingly, the presentation of these Non-GAAP Measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these measures to the most directly comparable financial information reported in the Corporation's Annual Financial Statements (as defined below) and Interim Financial Statements (as defined below) prepared in accordance with IFRS Accounting Standards, and for an explanation of the composition and usefulness of these measures, please see the "Non-IFRS Measures" section of the Annual MD&A (as defined below), the "Non-GAAP Financial Measures" of the Interim MD&A (as defined below), and the "Non-IFRS Measures" section in the Annual Information Form, each of which are incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile on SEDAR+ at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov. The filings of the Corporation through SEDAR+ and through EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the Annual Information Form;

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2024 and December 31, 2023, and related notes thereto, together with the independent auditor's report thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis for the financial years ended December 31, 2024 and 2023 (the "Annual MD&A");

(d) the Corporation's unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2025 and September 30, 2024, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the three and nine month periods ended September 30, 2025 and 2024 (the "Interim MD&A");

(f) the business acquisition report of the Corporation dated November 8, 2024 relating to the business combination between the Corporation and Florida Canyon Gold Inc. completed by way of a court approved plan of arrangement under the Canada Business Corporations Act;

(g) the material change report of the Corporation dated January 17, 2025 relating to changes to the board of directors of the Corporation (the "Board of Directors") and management of the Corporation;

(h) the material change report of the Corporation dated December 29, 2025 relating to the completion of the feasibility study for the DeLamar Project (as defined below) and the full conversion and repayment of the Beedie Investments Ltd. ("Beedie Capital") convertible debenture facility (the "Facility");

(i) the management information circular of the Corporation dated May 14, 2025 prepared in connection with the annual general meeting of shareholders of the Corporation held on June 27, 2025; and

(j) the "template version" (as such term is defined under applicable Canadian securities laws) of the term sheet for the Offering dated February ⬤, 2026 (the "Term Sheet").

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this prospectus supplement, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this prospectus supplement shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part, but only if and to the extent expressly so provided in any such report. The Corporation's reports on Form 6-K and annual reports on Form 40-F are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated herein and therein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein and therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement, except as so modified or superseded.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under "Documents Incorporated by Reference", the following documents have been or will be filed with the SEC as part of the Registration Statement: (i) the Underwriting Agreement; (ii) powers of attorney from certain of the Corporation's directors and officers (included on the signature page of the Registration Statement); (iii) the consent of MNP LLP; (iv) the consent of PricewaterhouseCoopers LLP; (v) the consent of the "qualified persons" referred to in the Registration Statement under "Interest of Experts"; and (vi) the consent of the Corporation's Canadian counsel, Cassels Brock & Blackwell LLP.

MARKETING MATERIALS

In connection with the Offering, the Underwriters used the Term Sheet as marketing materials (as such term is defined under applicable Canadian securities laws). Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any other marketing materials that has been, or will be, filed under the Corporation's profile on SEDAR+ at www.sedarplus.ca after the date of this prospectus supplement but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement.

THE CORPORATION

Integra is a Canadian-based precious metals producer headquartered in Vancouver, British Columbia focused on gold mining, mine development and mineral exploration in the Great Basin of the western United States. The Corporation's principal focus is operating the Florida Canyon mine in Nevada (the "Florida Canyon Mine") and advancing its two flagship development-stage heap leach projects: the past producing Florida Mountain and DeLamar deposits in southwestern Idaho (the "DeLamar Project"), and the Wildcat and Mountain View deposits in western Nevada (the "Nevada North Project"). The Common Shares are listed on the TSXV under the symbol "ITR" and on the NYSE American under the symbol "ITRG".

Recent Developments

Corporate

On January 10, 2025, the Board of Directors appointed George Salamis as President, Chief Executive Officer and Director and Anna Ladd-Kruger as Chair of the Board of Directors, effective immediately. Mr. Salamis succeeded Jason Kosec as Integra's President and Chief Executive Officer. Mr. Kosec also resigned as a director of the Corporation.

On February 20, 2025, the Corporation announced that the Board of Directors had appointed Dale Kerner as Vice President of Permitting.

On March 25, 2025, the Corporation announced that the Board of Directors had appointed Clifford Lafleur as Chief Operating Officer. Mr. Lafleur will oversee mining operations in an executive capacity at the Florida Canyon Mine and will play a crucial role in determining operating and cost guidance for the Florida Canyon Mine in 2025 and beyond. Mr. Lafleur will also take the lead on the ongoing and future mining and production optimization studies at the Florida Canyon Mine.

On March 27, 2025, BDO Canada LLP was appointed as the auditor of the Corporation, replacing MNP LLP which resigned as auditor effective as of the same day.

On March 28, 2025, the Corporation announced the appointment of Sean Deissner as Vice President, Finance.

On April 2, 2025, the Corporation announced the appointment of Lieutenant General (Ret.) Leonard Kosinski as an advisor to the Corporation's Board of Directors.

On October 9, 2025, the Corporation announced the resignation of Eric Tremblay as a director of the Corporation.

On January 26, 2026, the Corporation provided its interim operational update for the fourth quarter ended December 31, 2025, highlighting that the Florida Canyon Mine achieved its 2025 gold production guidance, producing 70,927 ounces of gold, the operational advancement of the DeLamar Project and the Nevada North Project and the Corporation had an unaudited cash and cash equivalents position of US$63,086,000 as at December 31, 2025.

Beedie Capital Facility

On March 11, 2025, Integra entered into a sixth supplemental credit agreement in respect of the Facility, pursuant to which Beedie Capital agreed to consent to certain agreements related to the Corporation's hedging transaction facility.

On December 22, 2025, the Corporation announced the full conversion and repayment of the Facility. Pursuant to the terms of the credit agreement in respect of the Facility, as amended, the Corporation issued a total of 12,295,081 Common Shares at a deemed price per Common Share of C$1.6875 (US$1.22) to retire the full US$15 million principal amount drawn under the Facility and paid US$2,896,712 in accrued interest and standby fees. In connection with the conversion and repayment of the Facility, the Facility has been retired and certain assets secured under the Facility have been released. There are no further amounts due or owing to Beedie Capital under the Facility.

DeLamar Project

On April 2, 2025, the Corporation announced that it had submitted the updated Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar Project.

On August 15, 2025, the Corporation announced that the Corporation had entered into a relationship agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation whose aboriginal territories cover much of the tri-state area of Idaho, Nevada, and Oregon, including the location of the DeLamar Project.

On September 4, 2025, the Corporation announced that the updated MPO for the DeLamar Project had been determined by the BLM to have met the content requirements of the United States Code of Federal Regulations, Title 43 Subpart 3809.

On December 17, 2025, the Corporation delivered its feasibility study for the DeLamar Project that confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and high rate of return.

On January 12, 2026, the BLM formally established a federal permitting schedule under the National Environmental Policy Act ("NEPA") for the Company's DeLamar Project. The BLM-defined schedule contemplates publication of a Notice of Intent ("NOI") in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement ("EIS") and Record of Decision ("ROD") in the third quarter of 2027.

On January 14, 2026, the Corporation announced that the DeLamar Project has been selected for inclusion in the United States Federal Permitting Improvement Steering Council FAST-41 Transparency Projects Program, a federal permitting framework designed to improve interagency coordination and increase transparency.

On February 2, 2026, the Corporation filed the DeLamar Report (as defined below). The DeLamar Report is available under the Corporation's profile on SEDAR+ at www.sedarplus.ca. For further details regarding the DeLamar Project, please refer to the "DeLamar Project" section below.

Nevada North Project

On May 14, 2025, the Corporation announced its financial and operating results for the three months ended March 31, 2025. The Corporation submitted a "Mountain View Exploration Plan of Operations" and "Nevada Reclamation Permit Application" to the BLM Black Rock Field Office and the Nevada Division of Environmental Protection.

DELAMAR PROJECT

The scientific and technical information contained in this prospectus supplement relating to the DeLamar Project is supported by the technical report regarding the DeLamar Project prepared for the Corporation and entitled "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" dated February 2, 2026, with an effective date of December 8, 2025 (the "DeLamar Report") prepared by Barry Carlson, P.E., P.Eng., SME-RM, Deepak Malhotra, Ph.D., SME-RM, Jeffrey Bickel, CPG, Sterling (Keith) Watson, P.Eng. and Jay Nopola, P.E., P.Eng., CPG, who are each a "qualified person" and independent of the Corporation within the meaning of NI 43-101. Reference should be made to the full text of the DeLamar Report, which is available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Where appropriate, certain information contained in this prospectus supplement updates information derived from the DeLamar Report. Any updates to the technical information derived from the DeLamar Report and any other technical information contained in this prospectus supplement was prepared by or under the supervision of James Frost, P.Eng., the Corporation's Director, Technical Services, and a qualified person within the meaning of NI 43-101.

The DeLamar Report is not and shall not be deemed to be incorporated by reference in this prospectus supplement.

Project Description, Location and Access

The DeLamar Project encompasses the DeLamar and Florida Mountain deposit areas. The DeLamar Project area, as described in the DeLamar Report, includes 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80 kilometers ("km") (50 miles) southwest of Boise. The DeLamar Project is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation ("Kinross"). The total annual land-holding costs are estimated to be US$600,107. All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a stock purchase agreement in 2017. DMC maintains the mineral rights of the unpatented mineral claims by duly filing with the BLM on an annual basis: (i) a notice of intent to hold affidavit; and (ii) payment of the claim maintenance fees. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease. These surface rights are considered sufficient for the exploration and mining activities proposed in the DeLamar Report, subject to regulation by the BLM and State of Idaho.

The principal access is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6 kilometers (4.7 miles) to the Trout Creek Road (Figure 1). It is then another 39.4 kilometers (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building. Travel time by automobile via this route is approximately 35 minutes.

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner. This royalty is not applicable to the current project resources and reserves.

There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%. One of these leases covers a small portion of the DeLamar deposit area resources and one covers a small portion of the Florida Mountain deposit area resources and reserves, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The DeLamar Project includes 1,561 hectares (3,858 acres) under 7 leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of US$27,282. The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain deposit resources and reserves.

Kinross had retained a 2.5% NSR that applies to those portions of the DeLamar deposit area claims that are unencumbered by the royalties outlined above. The royalty was subsequently sold to Triple Flag Precious Metals Corp. ("Triple Flag"). The Triple Flag royalty applies to more than 90% of the current DeLamar deposit area resources and reserves, but this royalty will be reduced to 1.0% upon Triple Flag receiving total royalty payments of C$10,000,000.

Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, acquired a 1.5% NSR on metal production from all claims of the DeLamar Project, pursuant to a royalty agreement dated February 20, 2024, for an aggregate cash purchase price of US$9.75 million.

Pursuant to a right of first refusal agreement dated May 4, 2023 with Wheaton Precious Metals International Ltd., a subsidiary of Wheaton, Wheaton Precious Metals International Ltd. acquired from Integra a right of first refusal on all future precious metals royalties, streams and pre-pays transactions on all properties owned by Integra.

The DeLamar Project historical open-pit mine areas have been in closure since 2003. While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting. A reclamation bond of US$3,276,078 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality. Additional reclamation bonds in the total amount of US$783,053 have been placed with the BLM for exploration activities and groundwater well installation on public lands. There are also reclamation bonds with the IDL in the total amount of US$155,900 for exploration activities on IDL leased lands.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces ("oz") of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999. From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar (as it was historically called) underground mine and the later DeLamar open-pit operations. At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s. Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine. The flotation mill reportedly operated until the end of 1942. Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993. Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003. Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver. This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Exploration of the DeLamar Project by Integra commenced in 2017. Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping and exploration, infill, metallurgical, and geotechnical drilling programs.

Geological Setting, Mineralization and Deposit Types

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River-Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows, and tuffs developed on an eroded surface of Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters (0.5 inches) in width predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures. This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation epithermal model. Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow, low-sulfidation epithermal deposits worldwide.

Exploration

Integra commissioned a Light Detection and Ranging topographic survey of the DeLamar and Florida Mountain deposit areas and an Induced Polarization and Resistivity ("IP/RES") survey of six lines using the Volterra-2DIP distributed array system in the DeLamar deposit area in 2017. In 2018, Integra conducted rock-chip and soil geochemical sampling at the DeLamar deposit area. During 2019 through 2023, Integra and contractor personnel collected 449 rock samples in the DeLamar, Milestone and Florida Mountain areas. Contractor personnel from Rangefront Geological ("Rangefront") of Elko, Nevada collected 298 soil samples in the DeLamar/Milestone area in 2019. A total of 2,332 soil samples were collected from the Florida Mountain area by Rangefront in 2019. In 2019, Integra commissioned a helicopter high-resolution magnetic survey of the DeLamar - Florida Mountain area. In 2020, Integra commissioned a further IP/RES survey at DeLamar. Integra geologists also carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021. The results of this exploration work have, in part, served to better interpret structure at the DeLamar Project and applied to the estimation of mineral resources in the DeLamar Report.

Drilling

As of the effective date of the DeLamar Report, the overall drill hole database contains a total of 383,611 meters in 3,376 holes drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas. The historical drilling was completed from 1966-1998 and includes 2,625 holes for a total of 275,790 meters. Most historical drilling was done using reverse-circulation ("RC") and conventional rotary methods. A total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters. Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total historical drilling meterage was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018 and, as of the effective date of the DeLamar Report, has drilled a total of 751 holes (RC, core, and Sonic holes) for a total of 107,821 meters in the DeLamar and Florida Mountain areas combined. Integra drilled most of their holes at angles.

No drilling activities happened at DeLamar in 2025.

Sampling, Analysis and Data Verification

Integra's RC, sonic and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine daily. The RC samples were allowed to dry at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 to 2022 core sample intervals were sawed lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals of either ½ or ¼ core were placed in numbered sample bags, and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020, to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.

The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL. RESPEC has no other information on the methods and procedures used for the preparation of Integra's soil and rock samples.

Coarse blank material commercially produced certified reference materials ("CRMs"), RC field duplicates, and coarse-reject (or preparation) duplicates were inserted into the drill-sample streams as part of Integra's quality assurance and quality control procedures. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample. The lab was requested to prepare and analyze a coarse-reject duplicate for every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.

Mineral Processing and Metallurgical Testing

Metallurgical testing by Integra-generally conducted at McClelland Laboratories ("McClelland") from 2018-2023 and further testing by Forte Analytical LLC in 2024-has been used to select preferred processing methods and estimate recoveries for oxide and transitional mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018-2023 Integra drilling, were selected to represent the various material types contained in the current resources of both the DeLamar and Florida Mountain deposits. Integra selected the composites to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit has shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -19-millimeter was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71-89%). Heap leach gold recoveries for the transitional mineralization are expected to average 73% for Florida Mountain and range from 37-88% for the DeLamar deposit. Heap leach silver recoveries are expected to average 30% from the Florida Mountain oxide and 31% from the Florida Mountain transitional materials. Expected heap-leach silver recoveries from the DeLamar material are highly variable (6-44%), but generally low. None of the Florida Mountain heap-leach material is expected to require agglomeration. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement.

Both Florida Mountain and DeLamar oxide and transitional ore types have been shown to be amenable to conventional cyanide leaching with two-stage crushing providing economic enhanced metal recovery. Material will be crushed in two stages to a nominal size of 80% finer than (P80) 19-millimeter at a rate of 35,000 tonnes per day. The DeLamar Project has two heap leach facilities to balance early capital efficiency with operational flexibility, allowing for staged commissioning while managing particle fines and agglomeration risk across distinct ore domains.

Run-of-mine ore will be transferred from the pits via haul trucks to their respective heap leach pads for two-stage crushing at a rate of 35,000 tonnes per day before stacking. The crushing circuit consists of a primary mineral sizer and secondary low-pressure roll crusher, reducing the particle size of run-of-mine ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters. Abrasion and impact testing supported the selection of crushing equipment. The crushed ore from the Florida Mountain deposit contains limited fines and does not require agglomeration, making it suitable for direct truck dump stacking following two-stage crushing. Approximately 45% of the crushed ore from the DeLamar deposit pit contains enough fines and clay that it requires agglomeration through a screening and agglomeration circuit followed by curing and conveyor stacking. To minimize operating complexity, screening and selective agglomeration are applied only where required while protecting permeability and recovery performance.

To reduce truck haulage requirements, one heap leach pad will be located adjacent to the Florida Mountain deposit, and the other will be located adjacent to the DeLamar deposit. Heaps leach pads will be stacked at a rate of 35,000 tonnes per day via truck stacking of the Florida Mountain heap leach pad and a system of overland, grasshopper conveyors, and a radial stacker at the DeLamar heap leach pad. Cyanide solution will be applied to the heap leach pad(s) and processed via a Merrill Crowe facility located near the DeLamar deposit heap leach pad designed for a throughput of approximately 1,360 m3 per hour. To reduce initial capital requirements, the filter cakes will be processed into doré bars at Integra's Florida Canyon Mine refinery. The Florida Canyon facility will require retrofit of parallel or larger equipment to process DeLamar Project doré and is accounted for in capital cost for the DeLamar Project.

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar Project. The in situ gold and silver resources were modeled and estimated by:

  Evaluating the drill data statistically and spatially to determine natural gold and silver populations.

  Creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals.

  Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window.

  Slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced horizontal planes at the DeLamar area and 8-meter-spaced planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area.

  Coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons.

  Analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters.

  Interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter blocks for the DeLamar area and 6 x 8 x 8-meter blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

The estimate of stockpile resources-comprised of historically mined but not processed materials-was modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

The DeLamar Project mineral resources to reflect potential open-pit extraction and potential processing by a variety of methods: by crushing and heap leaching of oxide and transition materials at DeLamar and Florida Mountain; by grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the sulfide materials at DeLamar; and by grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of sulfide materials at Florida Mountain. To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, the qualified person ran pit optimizations for the DeLamar and Florida Mountain areas using the parameters summarized in Table 1 and Table 2. The qualified person used the resulting pits to constrain the DeLamar Project resources.

Table 1: Resource Pit Optimization Cost Parameters

Parameter	DLM Insitu	FM Insitu	GS	SC	SW	SG	NDLM	SOM	DM #1	DM #2	JG	TT	Unit
Mining Cost	$2.50												$/tonne mined
Pad Replacement	$1.00												$/tonne processed
G&A Cost	$0.65												$/tonne processed
Heap Leach
Oxide Processing	$3.87	$4.06	$4.64	$3.51	$5.03	$4.93	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Transition Processing	$4.95	$4.81	$5.02	$4.48	$4.79	$4.66	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Mill-DeLamar Area
Sulfide Processing	$21.75	$12.75											$/tonne processed
G&A Cost	$0.65	$0.65											$/tonne processed
Au Price	$2,650												$/oz produced
Ag Price	$30.00												$/oz produced
Au Refining Cost	$5.00												$/oz produced
Ag Refining Cost	$0.50												$/oz produced
Royalty	Table 4-2 of the DeLamar Report												NSR

Note: DLM = DeLamar In-situ; FM = Florida Mountain In-situ; GS = Glen Silver; SC = Summer Camp; SW = South Wales; SG = Sulivan Gulch; NDLM = North DeLamar; SOM = Sommercamp; DM #1 = Waste Dump 1 stockpile; DM # =: Waste Dump 2 stockpile; JG = Jacob's Gulch Stockpile; TT = TipTop Stockpile

Table 2: Resource Pit Optimization Metal Recoveries

	Gold			Silver
Process Type	Oxide	Transition	Sulfide	Oxide	Transition	Sulfide
Heap Leach
DeLamar
DeLamar In Situ	85%	75%	-	20%	30%	-
Glen Silver	75%	45%	-	15%	20%	-
Sulivan Gulch	90%	55%	-	15%	25%	-
Sommercamp	90%	65%	-	15%	25%	-
South Wales	85%	50%	-	35%	50%	-
Waste Dump 1 Stockpile	75%			30%
Waste Dump 2 Stockpile	80%			40%
North DeLamar (Backfill)	75%			35%
Sommercamp Stockpile (Backfill)	75%			35%
Florida Mountain
Florida Mountain Insitu	90%	70%	-	40%	40%	-
Jacobs Gulch Stockpile	80%			35%
Tip Top Stockpile (Backfill)	85%			50%
Mill
DeLamar In Situ	-	-	87%	-	-	87%
Glen Silver	-	-	78%	-	-	78%
Florida Mountain In Situ	-	-	95%	-	-	92%
Milestone	-	-	70%	-	-	75%

The in-pit resources were further constrained by a gold-equivalent cutoff of 0.17 g/t applied to all in-situ model blocks lying within the optimized pits that are coded as oxide or transitional, a 0.1 g/t gold-equivalent cutoff applied to all stockpile material, a 0.3 g/t gold-equivalent cutoff applied to all in-situ blocks coded as sulfide at DeLamar, and a 0.2 g/t cutoff applied to all in-situ blocks coded as sulfide at Florida Mountain. Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs. They are a function of metal prices (Table 1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 2).

The total Florida Mountain and DeLamar resources are summarized in Table 3.

Table 3: Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	5,891,000	0.37	70,000	17.50	3,305,000
	Indicated	40,197,000	0.35	453,000	13.50	17,454,000
	Inferred	8,640,000	0.29	80,000	7.40	2,044,000
	Meas + Ind	46,088,000	0.35	523,000	14.00	20,759,000

Transition	Measured	9,657,000	0.43	134,000	22.30	6,925,000
	Indicated	56,843,000	0.36	650,000	15.30	28,037,000
	Inferred	6,462,000	0.27	57,000	7.80	1,628,000
	Meas + Ind	66,500,000	0.37	784,000	16.40	34,962,000

Sulfide	Measured	21,643,000	0.51	357,000	32.90	22,922,000
	Indicated	68,629,000	0.45	984,000	22.30	49,254,000
	Inferred	19,789,000	0.37	235,000	15.20	9,664,000
	Meas + Ind	90,272,000	0.46	1,341,000	24.90	72,176,000

Stockpiles	Measured	-	-	-	-	-
	Indicated	42,913,000	0.22	297,000	11.80	16,259,000
	Inferred	4,711,000	0.17	26,000	10.10	1,529,000
	Meas + Ind	42,913,000	0.22	297,000	11.80	16,259,000

Total Resources	Measured	37,189,000	0.47	561,000	27.70	33,152,000
	Indicated	208,582,000	0.36	2,384,000	16.60	111,004,000
	Inferred	39,603,000	0.31	398,000	11.70	14,865,000
	Meas + Ind	245,772,000	0.37	2,945,000	18.20	144,155,000

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral resources in the DeLamar Report. Mr. Bickel is independent of Integra.

3. In consideration of potential open-pit mining and heap-leach processing, in-Situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.

4. Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 1 and Table 2.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is December 8, 2025.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The DeLamar Project indicated and measured mineral resources include the entirety of the mineral reserves for the DeLamar Project. The mineral reserve statement has an effective date of December 8, 2025. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

The estimated mineral resources presented in the DeLamar Report were classified in order of increasing geological and quantitative confidence into inferred, indicated, and measured categories to be in accordance with the "CIM Definition Standards - For Mineral Resources and Mineral Reserves" and therefore NI 43-101. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists "in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction."

The DeLamar Project's mineral reserves were developed by applying relevant economic criteria to define the economically extractable portions of the mineral resource. CIM standards require that modifying factors be used to convert mineral resources to reserves.

The qualified person used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. The qualified person then considered various factors-including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental aspects-for defining the estimated mineral reserves.

The economic parameters and cutoff grades are based on variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50/oz for Ag.

The overall leaching process rate is planned to be 35,000 tonnes (38,581 tons) per day or 12,450,000 tonnes (13,726,776 tons) per year for both Florida Mountain and DeLamar oxide and transitional material.

The cutoff grades are variable because of the variable processing costs and variable recoveries. Royalties are built into the block values and are considered when determining whether to process the material.

The mineral reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, and a mining cost of $2.50/tonne.

Total proven and probable reserves for the DeLamar Project from all pit phases are 119,972,000 tonnes at an average grade of 0.32 g Au/t and 13.20 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver (Table 4). The mineral reserves point of reference is the point where material is fed into the crusher at the leach pad.

Table 4: Total Proven and Probable Reserves, DeLamar and Florida Mountain

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	5,421	0.34	60	34,604	0.32	358	40,026	0.33	418
	Transitional	6,254	0.44	89	41,045	0.38	497	47,299	0.39	586
	Backfill/Stockpiles	-	0.00	-	32,648	0.24	254	32,648	0.24	254
Total	Mixed	11,675	0.40	149	108,297	0.32	1,110	119,972	0.33	1,259
Mineral Reserves		Proven			Probable			Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
DeLamar Project	Oxide	5,421	16.70	2,911	34,604	13.01	14,476	40,026	13.51	17,387
	Transitional	6,254	16.02	3,221	41,045	13.50	17,818	47,299	13.84	21,039
	Backfill/Stockpiles	-	0.00	-	32,648	13.22	13,878	32,648	13.22	13,878
Total	Mixed	11,675	16.34	6,132	108,297	13.26	46,173	119,972	13.56	52,305

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 standards and are included within the current measured and indicated mineral resources.

2. Sterling K, Watson, P.Eng., of RESPEC Company LLC of Reno, Nevada, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral reserves for the DeLamar Project. Mr. Watson is independent of Integra.

3. Mineral reserves are based on prices of $2,000/oz Au and $25/oz Ag. The mineral reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Mineral reserves are reported using block value cutoff grades representing the cost of processing.

5. The mineral reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, mining cost of $2.50/tonne (including rehandle), variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50 for Ag.

6. Energy prices of US$3.50 per gallon of diesel.

7. Pit optimizations were run on a range of prices from $500/oz Au to $3,000/oz Au.

8. The cut-off grade for mineral reserves is based on economics at a "break-even internal" cut-off grade for the deposits.

9. The mineral reserves point of reference is the point where material is fed into the crusher.

10. All ounces reported herein represent troy ounces; "g/t Au" represents grams per tonne gold; "g/t Ag" represents grams per tonne silver.

11. Measured and indicated mineral resources reported are inclusive of mineral reserves.

12. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

13. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14. The effective date of the Mineral Reserves estimate is December 8, 2025.

Mining Operations

The DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits. Mining will utilize two 22-m3 hydraulic shovels along with one 14 m3 loader to load 136-tonne capacity haul trucks. A total of 17 haul trucks are required to maintain the production schedule. The haul trucks will haul development rock and ore out of the pit to rock storage locations and the ore crushing facility.

Development rock material will be stored in development-rock storage facilities (DRSFs) located near each of the Florida Mountain and DeLamar deposits, as well as backfilled into pits where available.

Production scheduling was completed using Geovia's MineSched™ (version 2025) software. Proven and probable reserves along with waste material inside pit designs previously discussed were used to schedule mine production. The production schedule considers the processing of DeLamar and Florida Mountain oxide and transitional material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching.

Processing and Recovery Operations

Metallurgical testing by Integra-generally conducted at McClelland from 2018-2023 and further testing by Forte Analytical LLC in 2024-has been used to select preferred processing methods and estimate recoveries for oxide and transitional mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018-2023 Integra drilling, were selected to represent the various material types contained in the current resources of both the DeLamar and Florida Mountain deposits. Integra selected the composites to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit has shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -19mm was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71-89%). Heap leach gold recoveries for the transitional mineralization are expected to average 67% for Florida Mountain and range from 44-72% for the DeLamar deposit. Heap leach silver recoveries are expected to average 36% from the Florida Mountain oxide and 39% from the Florida Mountain transitional materials. Expected heap-leach silver recoveries from the DeLamar material are highly variable (11-52%), but generally low. None of the Florida Mountain heap-leach material is expected to require agglomeration. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement.

Both Florida Mountain and DeLamar oxide and transitional ore types have been shown to be amenable to conventional cyanide leaching with two-stage crushing providing economic enhanced metal recovery. Material will be crushed in two stages to a nominal size of 80% finer than (P80) 19-millimeter at a rate of 35,000 tonnes per day. The project has two heap leach facilities to balance early capital efficiency with operational flexibility, allowing for staged commissioning while managing particle fines and agglomeration risk across distinct ore domains.

Run-of-mine ore will be transferred from the pits via haul trucks to their respective heap leach pads for two-stage crushing at a rate of 35,000 tonnes per day before stacking. The crushing circuit consists of a primary mineral sizer and secondary low-pressure roll crusher, reducing the particle size of run-of-mine ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters. Abrasion and impact testing supported the selection of crushing equipment. The crushed ore from the Florida Mountain deposit contains limited fines and does not require agglomeration, making it suitable for direct truck dump stacking following two-stage crushing. Approximately 45% of the crushed ore from the DeLamar deposit pit contains enough fines and clay that it requires agglomeration through a screening and agglomeration circuit followed by curing and conveyor stacking. To minimize operating complexity, screening and selective agglomeration are applied only where required while protecting permeability and recovery performance.

To reduce truck haulage requirements, one heap leach pad will be located adjacent to the Florida Mountain deposit, and the other will be located adjacent to the DeLamar deposit. Heaps leach pads will be stacked at a rate of 35,000 tonnes per day via truck stacking of the Florida Mountain heap leach pad and a system of overland, grasshopper conveyors, and a radial stacker at the DeLamar heap leach pad. Cyanide solution will be applied to the heap leach pad(s) and processed via a Merrill Crowe facility located near the DeLamar deposit heap leach pad designed for a throughput of approximately 1,360 m3 per hour. To reduce initial capital requirements, the filter cakes will be processed into doré bars at Integra's Florida Canyon Mine refinery. The Florida Canyon facility will require retrofit of parallel or larger equipment to process DeLamar Project doré and is accounted for in capital cost for the DeLamar Project.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

To minimize initial capital, Integra's infrastructure strategy for the DeLamar Project prioritizes refurbishment and targeted upgrades wherever possible-while maintaining reliability and construction schedule. The historical DeLamar mine operated as a fully serviced site until 1998, after which the owners completed limited remediation. The historical mine is in ongoing care and maintenance, and several facilities and infrastructure elements remain in place. Where it's possible to maintain alignment with the planned mining fleet and operational profile, Integra will refurbish or augment those existing facilities and infrastructure. Where needed, Integra will construct new infrastructure to meet safety, capacity, or operational performance requirements.

The existing water treatment plant will be upgraded and augmented to meet applicable regulations for treatment and surface water discharge. On-site facilities will be selectively upgraded. The existing ten-bay mobile maintenance shop will be upgraded to eleven-bays large enough to accommodate 136-tonne series haul trucks. The administration building will be refurbished, and site communications infrastructure and power distribution network will be enhanced. To limit the need to construct new roads, existing site roads will be rehabilitated and upgraded as practicable. New construction requirements include a Merrill Crowe plant, two-stage crushing circuit, heap leach facilities, truck wash, laboratory, warehouse, and additional water management and power infrastructure.

Figure 1 shows the DeLamar Project's general arrangement including mining, process, ancillary facilities, and key infrastructure.

Figure 1: General Site Layout

Environmental Studies, Permitting, and Social or Community Aspects

The DeLamar Project received a "completeness determination" from the BLM and has completed environmental resource baseline studies to support project environmental effects analysis under NEPA. Construction and operation of the project require further permitting, which Integra will continue to actively advance in 2026 and 2027 through parallel U.S. Federal, State of Idaho, and Owyhee County permitting processes that address mine reclamation, air and water quality, wetland impacts, and cyanidation.

In accordance with the BLM's mandate to prevent undue environmental degradation on public lands, Integra's project design optimization has continued to focus on the reduction of environmental impacts and surface disturbance of the mine operation through a leaching-focused process, consolidation of development rock storage facilities, and the design of heap leach facilities in proximity to the open pits. Through various studies conducted over the years, the proposed mine footprint has been reduced by ~25%. During the NEPA process, Integra will continue this optimization through the evaluation of agency-proposed alternatives and mitigations to deliver a robust mine operation that is protective of water resources, air quality, cultural resources, wildlife, and vegetation, as well as post-mine land use.

Capital and Operating Costs

Table 5 summarizes the estimated capital costs of the DeLamar Project. The life of mine ("LOM") total capital cost is estimated as $747.5 million, including $389.1 million in preproduction capital (including working capital and reclamation bond) and $304.9 million for expansion and sustaining capital. Sustaining capital includes $53.5 million in reclamation costs. The estimated capital costs include sales tax; engineering, procurement, and construction management ("EPCM"); and contingency.

Table 6 shows the estimated LOM operating costs for the project. Operating costs are estimated to be $10.52 per tonne processed for the LOM. During the active mining years 1-10 the total site costs are $9.92 per tonne. The total cash cost is estimated to be $1,179 per ounce of gold equivalent and site level all-in sustaining costs are estimated to be $1,480 per ounce of gold equivalent.

Table 5: Capital Cost Summary

Capital Cost Breakdown ($M)	Pre-Production (Yr -1)	Sustaining (Yr 1 to Yr 10)	Reclamation	Combined LOM
Capital Costs
Mining[1,2]	$27.8	$145.1	-	$172.9
Processing	$276.5	$136.1	-	$412.6
G&A	$5.1	$0.0	-	$5.1
Capex Sub-Total	$309.4	$281.2	-	$590.6
Contingency[3]	$37.6	$23.7	-	$61.3
Total Capital Costs	$347.0	$304.9	-	$651.9
Other Capital
Owners' Costs	$38.2	-	-	$38.2
Reclamation, Site[4]	-	-	$65.5	$65.5
Cash Collateral (bonding)	$3.9	-	($3.9)	$0.0
Residual Value	-	-	($8.1)	($8.1)
Total Other Capital	$42.1	$0.0	$53.5	$95.6
TOTAL CAPITAL	$389.1	$304.9	$53.5	$747.5

Notes:

1. Assumes financing of mobile equipment. Pre-production = 10% cash down and one year of payments.

2. Includes $9.6M in pre-stripping.

3. Overall contingency of 12% (mining 5%, processing 13%, G&A 17%).

4. Includes $26.4 M for ongoing water treatment post mine closure.

Table 6: Operating and Total Cost Summary

LOM Operating Costs (US$)	Per Tonne
	Mined	Processed[3]
Mining	$2.55	$3.95
Processing	-	$5.02
G&A	-	$1.54
Total Site Costs		$10.52[4]
LOM Cash Costs, AISC[2]& AIC[3] Breakdown	$/oz Au	$/oz AuEq
	By-Product	Co-Product

Mining	$510	$417
Processing	$648	$530
G&A	$199	$163
Total Site Costs	$1,357	$1,110
Transport & Refining	$10	$8
Royalties[1]	$75	$61
Total Cash Costs	$1,441	$1,179
Silver By-Product Credits	($669)	-
Total Cash Costs Net of Silver By-Product	$772	$1,179
Sustaining Capital	$335	$274
Closure Costs Net of Residual Value[2]	$34	$28
Site Level All-in Sustaining Costs	$1,142	$1,480

Notes:

1. Royalties are detailed in Section 22 of the DeLamar Report.

2. Closure costs for all-inclusive sustaining cost (AISC) calculation exclude ongoing water treatment reclamation costs.

3. LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.

4. LOM unit cost during operations (year 1 through year 10) equals $9.92/tonne with a total cost of $1,164.5 million.

Economic Analysis

The results of this feasibility study included in the DeLamar Report outlines total production of 1.1 Moz AuEq over a 10-year operating mine life (plus five years of residual leaching) from an average annual production profile of 106 koz AuEq per annum at a co-product mine-site AISC of $1,480/oz. The DeLamar Project generates an after-tax NPV5% of $774 M with an after-tax IRR of 46% at base case metal prices of $3,000/oz for gold and$35/oz for silver.

A summary of the feasibility study parameters and economic indicators are shown in Table 7.

Table 7: Economic Analysis Summary

Payable Metals
LOM Gold Payable (koz Au)	910
LOM Silver Payable (koz Ag)	17,392
LOM Gold Equivalent Payable (koz AuEq)	1,113
Avg. Annual Gold Payable (koz Au), Yr 1-10	88
Avg. Annual Silver Payable (koz Ag), Yr 1-10	1,602
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-10	106
Avg. Annual Gold Payable (koz Au), Yr 1-5	102
Avg. Annual Silver Payable (koz Ag), Yr 1-5	1,450
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-5	119
Costs per Tonne
Mining Costs ($/t mined)	$2.55
Mining Costs ($/t processed)	$3.95
Processing Costs ($/t processed)	$5.02
G&A Costs ($/t processed)	$1.54
Total Site Operating Cost ($/t processed)[4]	$10.52
Cash Costs
LOM Cash Cost, net-of-silver by-product ($/oz Au)	$772
LOM Cash Cost, co-product ($/oz AuEq)	$1,179
LOM AISC, net-of-silver by-product ($/oz Au)	$1,142
LOM AISC, co-product ($/oz AuEq)	$1,480

Capital Expenditure (Incl. Contingency)
Pre-Production Capital, Incl. Contingency ($M)[2]	$347.0
Bonding Cash Collateral ($M)	$3.9
Owners' Cost ($M)	$38.2
Total Initial Capital ($M)	$389.1
Sustaining Capital / Equipment Financing, Incl. Contingency ($M)	$304.9
Reclamation Cost ($M)[3]	$65.5
Salvage Value ($M)	($8.1)
Bonding Cash Collateral Return ($M)	($3.9)
Total Capital ($M)	$747.5
Base Case Metal Price Assumptions
Gold Price ($/oz)	$3,000
Silver Price ($/oz)	$35
Base Case Project Economics
After-Tax IRR (%)	46.0%
After-Tax NPV5% ($M)	$773.7
Payback Period (years)	1.8
Average Annual Net Free Cash Flow ($M) - Yr 1 to Yr 10	$142.8
Total Net Free Cash Flow ($M)	$1,066.3

Notes:

1. Gold equivalent ("AuEq") calculated using base case metal prices of $3,000/oz Au and $35/oz Ag.

2. Assumes mobile equipment financing.

3. Closure costs include $26.4 million ongoing water treatment reclamation liability.

4. LOM total site operating cost ($/t processed) for operating Year 1 to Year 10 is $9.92/t.

Exploration, Development and Production

The Corporation is advancing permitting and construction readiness at the DeLamar Project. Near-term priorities include advancing detailed engineering and execution planning. The construction and operation of the DeLamar Project require further permitting which will continue to actively advance in 2026 and 2027 through parallel U.S. Federal, State of Idaho, and Owyhee County permitting processes that address mine reclamation, air and water quality, wetland impacts and cyanidation.

The BLM has established a federal permitting schedule under NEPA for the DeLamar Project, which contemplates a NOI be obtained in the second quarter of 2026 followed by an anticipated 15-month NEPA review period, culminating in the issuance of an EIS and ROD anticipated in the third quarter of 2027. As part of this process, the Corporation will be working with applicable agencies on a public scoping process to identify issues and concerns associated with the DeLamar Project, which will guide the development of reasonable alternatives designed to minimize adverse effects and prevent undue degradation. Following the scoping process, an environmental impact analysis of the DeLamar Project and a reasonable range of alternatives will be undertaken, culminating in preparation of the EIS. While the EIS is underway, the Corporation will work with U.S. Federal, State of Idaho, and Owyhee County agencies to advance various permits required prior to construction and operation. In the EIS and accompanying ROD, the BLM will identify a Preferred Alternative and any mitigation measures required for DeLamar Project implementation. This mitigation is expected to include continued engagement with Tribal Nations and the development of a Programmatic Agreement, a formal framework established among the Corporation, governmental agencies, and Tribal Nations to identify, manage, and mitigate potential impacts to culturally sensitive areas and historic properties. Following completion of the NEPA process, a final revised Mine Plan of Operations will be prepared that incorporates the Preferred Alternative and all required mitigation measures.

The DeLamar Project has been selected for inclusion in the United States Federal Permitting Improvement Steering Council FAST-41 Transparency Projects Program. The FAST-41 Transparency Projects Program is a federal permitting framework designed to improve interagency coordination and increase transparency.

THE OFFERING

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Issuer	Integra Resources Corp.

Securities Offered	⬤ Offered Shares at US$l per Offered Share.

Common Shares issued and outstanding as of the date hereof	183,366,710 Common Shares.

Common Shares to be outstanding upon closing of the Offering	⬤ Common Shares. If the Over-Allotment Option is exercised in full, up to ⬤ Common Shares will be outstanding upon closing of the Offering.

Over-Allotment Option	The Underwriters have been granted an Over-Allotment Option, exercisable in whole or in part, at any time up to and including the Closing Date, to purchase up to an additional amount of Offered Shares equal to 12% of the Offered Shares sold pursuant to the Offering, being ⬤ Additional Offered Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds	The net proceeds of the Offering are expected to be used by the Corporation to fully fund pre-production capital expenditures for the DeLamar Project for 2026, partially fund pre-production capital expenditures for the DeLamar Project for 2027 and for the acquisition of land near the DeLamar Project.
See "Use of Proceeds".

Stock Exchange Symbols	The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on NYSE American under the symbol "ITRG".
The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

Income Tax Considerations	Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of the Offered Shares. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Risk Factors	See "Risk Factors" in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the Offered Shares.

RISK FACTORS

Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and accompanying prospectus. See the risk factors below and the "Risk Factors" section of the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. Each of the risks described in these sections and documents incorporated or deemed to be incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this prospectus supplement and accompanying prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors in the accompanying prospectus and the documents incorporated by reference, should be carefully reviewed and considered by investors.

Some of the factors described herein and the accompanying prospectus, in the documents incorporated or deemed incorporated by reference herein and therein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein and the accompanying prospectus, or in another document incorporated or deemed incorporated by reference herein or therein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein and the accompanying prospectus, or in the other documents incorporated or deemed incorporated by reference herein or therein or other unforeseen risks.

Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. There is no guarantee that the Offered Shares will earn any positive return in the short term or long term. Purchasing Offered Shares is therefore speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks, who have no need for immediate liquidity in their investment and who can afford to lose their entire investment. Purchasing Offered Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

The Corporation intends to spend the funds available as stated in this prospectus supplement. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Corporation's sole discretion.

Management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

Holders of Common Shares will be diluted

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's notice of articles permit the issuance of an unlimited number of Common Shares, and other than the participation rights granted to Wheaton Precious Metals Corp. and Beedie Capital, shareholders have no pre-emptive rights or participation rights in connection with such further issuance. The directors of the Corporation have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Corporation on the exercise of options and vesting of restricted share units and deferred share units under the Corporation's equity compensation plan.

Potential Need for Additional Funding

The Corporation may not have sufficient operating cash flows and has significant operational expenses, and there is no assurance that the Corporation will be successful in obtaining additional funding, if required, through the issuance of equity, debt or other means, or that such additional funding will be on terms acceptable to the Corporation. The Corporation's ability to secure additional funding in the future will depend, in part, on prevailing debt and equity market conditions, metal prices, the Corporation's performance and other factors identified herein, in the accompanying prospectus and the documents incorporated herein and therein.

The Corporation may be a "passive foreign investment company", which may have adverse U.S. federal income tax consequences for U.S. investors

The Corporation believes that it was not a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended (the "Code"), for its most recently completed tax year and, based on current business plans and financial expectations, the Corporation believes that it likely will not be a PFIC for its current tax year and does not anticipate becoming a PFIC in future tax years. While the Corporation does not expect to be classified as a PFIC, there can be no assurance that it will not be considered a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. taxpayer's holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called "excess distribution" received on its Offered Shares as ordinary income and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective "QEF election" under Section 1295 of the Code ("QEF Election") or a "mark-to-market" election under Section 1296 of the Code ("Mark-to-Market Election"). U.S. taxpayers should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a qualified electing fund (a "QEF"), or that the Corporation will supply U.S. taxpayers with information that such U.S. taxpayers are required to report under the QEF rules, in the event the Corporation or any subsidiary of the Corporation is a PFIC. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation's net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer's adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading "Certain United States Federal Income Tax Considerations - Passive Foreign Investment Company Rules". Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Enforcement of Foreign Judgements

The Corporation is incorporated under the federal laws of Canada and most of the Corporation's directors and officers are not residents of the United States. Because a portion of the Corporation's assets and all or a substantial portion of the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

CONSOLIDATED CAPITALIZATION

Except as disclosed below, there have been no other material changes in the share and loan capital of the Corporation since the date of the Interim Financial Statements.

On December 22, 2025, the Corporation issued a total of 12,295,081 Common Shares at a deemed price per Common Share of C$1.6875 (US$1.22) to retire the full US$15 million principal amount drawn under the Facility (the "Facility Repayment").

As of February 4, 2026, there were 183,366,710 Common Shares issued and outstanding.

The following table shows the consolidated capitalization of the Corporation as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this prospectus supplement.

	As at September 30, 2025	As at September 30, 2025 after giving effect to the Offering and the Facility Repayment(1)	As at September 30, 2025 after giving effect to the Offering, the exercise in full of the Over-Allotment Option and the Facility Repayment
Issued Capital	US$257,859,000	US$⬤	US$⬤
Outstanding (Authorized - unlimited)	169,305,206	⬤	⬤
Cash and cash equivalents	US$81,192,000	US$⬤(2)	US$⬤(3)
Debt	US$14,949,000	Nil.	Nil.

(1) Assuming no exercise of the Over-Allotment Option.

(2) After deducting the Underwriters' Fee of US$⬤ (assuming no sales to "President's List" purchasers) and estimated expenses of the Offering.

(3) After deducting the Underwriters' Fee of US$⬤ (assuming no sales to "President's List" purchasers) and estimated expenses of the Offering.

USE OF PROCEEDS

The Corporation estimates that its net proceeds from the Offering will be approximately US$⬤ after deducting the Underwriters' Fee of US$⬤ (assuming no sales to "President's List" purchasers), our expenses of the Offering, which are estimated to be US$⬤. If the Over-Allotment Option is exercised in full, the net proceeds to Integra will be approximately US$⬤ after deducting the Underwriters' Fee of US$⬤ (assuming no sales to "President's List" purchasers) and our estimated expenses of the Offering.

The net proceeds of the Offering are expected to be used by the Corporation to fully fund pre-production capital expenditures for the DeLamar Project for 2026, partially fund pre-production capital expenditures for the DeLamar Project for 2027 and for the acquisition of land near the DeLamar Project.

The net proceeds of the Offering are intended to be used as follows:

Use of Proceeds	Approximate Amount (US$MM) Assuming no exercise of Over-Allotment Option	Approximate Amount (US$MM) Assuming full exercise of Over-Allotment Option
DeLamar Project
2026 Pre-Production Capital Expenditures
2026 Early Works Program	$⬤	$⬤
2026 Procurement Works	$⬤	$⬤
2027 Pre-Production Capital Expenditures
2027 Early Works Program	$⬤	$⬤
2027 Procurement Works	$⬤	$⬤
Land Acquisition	$⬤	$⬤
Total:	$⬤	$⬤

_________________________
(1) Represents progress payments.

The key business objective the Corporation intends to meet with the net proceeds from the sale of the Offered Shares is to fully fund pre-production capital expenditures for the DeLamar Project for 2026, including progress payments towards long lead-time equipment and upgrades to existing facilities, partially fund pre-production capital expenditures for the DeLamar Project for 2027 and for the acquisition of land near the DeLamar Project. The net proceeds of the Offering, along with cash on hand, are expected to provide sufficient funding for the pre-production capital expenditures for the DeLamar Project in 2026 and 2027. Any additional proceeds from the exercise of the Over-Allotment Option are expected to be used to fund pre-production capital expenditures for the DeLamar Project.

While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary or advisable. Actual use of proceeds remains subject to approval of the Board of Directors. Any unallocated funds from the net proceeds of the Offering, if any, may be added to the general working capital of the Corporation and be expended at the discretion of management.

The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading "Risk Factors" in this prospectus supplement and the accompanying prospectus and set out in the documents incorporated by reference.

While the Corporation had positive operating cash flow for the nine months ended September 30, 2025, as outlined in the Interim Financial Statements, there are no assurances that the Corporation will not experience negative cash flow from operations in the future. To the extent the Corporation has negative cash flow in any future period, certain proceeds from the sale of the Offered Shares may be used to fund such negative cash flow from operating activities.

Business Objectives and Milestones

The Corporation's business objectives for the net proceeds of the Offering, estimated at US$⬤, assuming full exercise of the Over-Allotment Option, are principally to advance development of the DeLamar Project.

Assuming the completion of the Offering, the main milestones for the development of the DeLamar Project are anticipated to be: (i) the completion of pre-production early works and procurement programs in 2026, including progress payments towards long lead-time equipment and upgrades to existing facilities, which is expected cost approximately US$⬤; (ii) the completion of pre-production early works and procurement programs in 2027, which is expected cost approximately US$⬤; and (iii) the acquisition of land nearby the DeLamar Project, which is expected to cost US$⬤.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, an aggregate of ⬤ Offered Shares at a price of US$⬤ per Offered Share, payable against delivery of the Offered Shares, subject to the terms and conditions stated in the Underwriting Agreement. The price of the Offered Shares was determined by arm's length negotiations between the Corporation and the Co-Lead Underwriters, on behalf of the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. The obligations of the Corporation under the Underwriting Agreement to distribute the Offered Shares and the Additional Offered Shares is subject to the Corporation’s ability to distribute the Offered Shares and any Additional Offered Shares under the prospectus supplement and the accompanying prospectus. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Additional Offered Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time up to and including the Closing Date, to purchase up to an additional amount of Offered Shares equal to 12% of the Offered Shares sold pursuant to the Offering, being ⬤ Additional Offered Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The purchase price of one Additional Offered Share pursuant to the Over-Allotment Option will be equal to the Offering Price. The grant of the Over-Allotment Option is qualified for distribution under this prospectus supplement. A person who acquires Additional Offered Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Offered Shares under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" (assuming no sales to "President's List" purchasers) and "Net Proceeds to the Corporation" (before payment of the expenses of the Offering) will be approximately US$⬤, US⬤ and US$⬤ respectively.

The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, and in the United States pursuant to the MJDS implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective duly registered U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law and the provisions of the Underwriting Agreement, the Underwriters may also offer the Offered Shares outside of Canada and the United States on a private placement or equivalent basis.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about February ⬤, 2026 or such other date as the Corporation and the Underwriters may agree, but in any event not later than February 16, 2026. It is anticipated that the Offered Shares will be issued through the book-entry system, registered in the name of CDS or its nominee and will be deposited with CDS. Beneficial holders of the Offered Shares will receive only a customer confirmation from the Underwriters, or another registered dealer who is a CDS participant, and from or through whom a beneficial interest in the Offered Shares is acquired. If any of the Offered Shares are not able to be issued in the book-entry system through CDS in advance of the Closing Date for any reason, then those investors or their designated holders will receive definitive certificates representing their interests in such Offered Shares with restrictive legends, if applicable. The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be on or about February ⬤, 2026 or such other date as the Corporation and the Underwriters may agree, but in any event not later than February 16, 2026. Trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Offered Shares on the date of pricing will be required, by virtue of the fact that the Offered Shares are expected to settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the Offered Shares on the date of pricing should consult their own advisors.

Pursuant to the Underwriting Agreement, the Underwriters will be paid the Underwriters' Fee of US$⬤ per Offered Share, representing 5% of the gross proceeds of the Offering, other than gross proceeds on any sales made to "President's List" purchasers, on which a reduced fee of 2.5% of such gross proceeds will be paid to the Underwriters. The "President's List" may include purchasers for an aggregate amount of up to US$2 million of Offered Shares. The Underwriters’ Fee assumes no sales to “President’s List” purchasers.

The Corporation will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement in an amount not to exceed C$⬤ for Canadian legal counsel and US$⬤ for United States legal counsel. The Corporation has also agreed to indemnify each of the Underwriters, each of their affiliates and each of their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days following the Closing Date, it will, not, without the prior written consent of the Co-Lead Underwriters, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than issuances (i) as contemplated in the Underwriting Agreement; (ii) pursuant to the grant of convertible awards in the normal course pursuant to the Corporation’s employee equity incentive plan or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Corporation outstanding on the date hereof; (iii) obligations in respect of existing agreements; (iv) of options or securities in connection with a bona fide acquisition by the Corporation (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision); or (v) of Common Shares or other convertible securities of the Corporation to Indigenous communities.

The Corporation has also agreed to use commercially reasonable efforts to cause each of the directors and senior officers of the Corporation to enter into lock-up agreements in form and substance satisfactory to the Co-Lead Underwriters, evidencing their agreement to not, without the consent of the Co-Lead Underwriters, which consent shall not be unreasonably withheld or delayed, offer, sell or resell (or announce any intention to do so) any securities of the Corporation held by them or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than (i) in connection with a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares; (ii) securities sold to satisfy tax obligations on the exercise of convertible securities of the Corporation held by such person; and (iii) Common Shares sold upon vesting of any restricted share units of the Corporation outstanding as of the date hereof.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

The Underwriters propose to offer the Offered Shares initially at the public Offering Price on the cover page of this prospectus supplement. If all of the Offered Shares are not sold at the Offering Price on the cover page of this prospectus supplement, the Underwriters may decrease the Offering Price and change the other selling terms. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSXV, NYSE American or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters' purchases to cover the syndicate short sales or to stabilize the market price of the Common Shares may have the effect of raising or maintaining the market price of the Common Shares or preventing or mitigating a decline in the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase permitted under the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, NYSE American or otherwise.

The Corporation intends to submit an application to list the Offered Shares on the TSXV and on NYSE American. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV and NYSE American.

DESCRIPTION OF COMMON SHARES

The Offering consists of ⬤ Offered Shares (in addition of up to ⬤ Additional Offered Shares in the event the Over-Allotment Option is exercised in full).

The Corporation is authorized to issue an unlimited number of the Common Shares. As of February 4, 2026, there were 183,366,710 Common Shares issued and outstanding. The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board of Directors and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board of Directors. The Corporation anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12-month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security	Number of Securities
March 2025	Common Shares(1)	C$1.20	500
April 2025	Common Shares(2)	C$1.20	290,000
September 2025	Common Shares(3)	C$1.20	73,500
September 2025	Common Shares(4)	C$1.39	8,509
October 2025	Common Shares(5)	C$1.20	1,000
October 2025	Common Shares(6)	C$1.77(7)	20,407
November 2025	Common Shares(8)	C$1.20	235,000
November 2025	Common Shares(9)	C$1.71(10)	17,843
December 2025	Common Shares(11)	C$1.20	24,700
December 2025	Common Shares(12)	C$5.26	58,510
December 2025	Common Shares(13)	C$6.03(14)	338,710
December 2025	Common Shares(15)	US$1.22	12,295,081
January 2026	Common Shares(16)	C$1.20	1,112,873
January 2026	Common Shares(17)	C$1.44(18)	162,655
January 2026	Common Shares(19)	C$5.50	16,132
Total			14,655,420

_________________________
(1) Issued pursuant to an exercise of warrants.

(2) Issued pursuant to an exercise of warrants.

(3) Issued pursuant to an exercise of warrants.

(4) Issued pursuant to an exercise of stock options.

(5) Issued pursuant to an exercise of warrants.

(6) Issued pursuant to an exercise of stock options.

(7) Represents an average price.

(8) Issued pursuant to an exercise of warrants.

(9) Issued pursuant to an exercise of stock options.

(10) Represents an average price.

(11) Issued pursuant to an exercise of warrants.

(12) Issued pursuant to redemption of deferred share units.

(13) Issued pursuant to redemption of restricted share units.

(14) Represents an average price.

(15) Issued pursuant to Beedie Capital conversion.

(16) Issued pursuant to an exercise of warrants.

(17) Issued pursuant to an exercise of stock options.

(18) Represents an average price.

(19) Issued pursuant to redemption of warrants.

Stock Options, Restricted Share Units and Deferred Share Units

The following table summarizes details of the stock options, restricted share units and deferred share units issued by the Corporation during the 12-month period prior to the date of this prospectus supplement.

Month of Issuance	Security	Price per Security	Number of Securities
March 2025	Stock Options(1)	C$1.91	292,066
March 2025	Restricted Share Units(2)	N/A	278,560
March 2025	Deferred Share Units(3)	N/A	17,669
June 2025	Deferred Share Units(4)	N/A	15,451
September 2025	Deferred Share Units(5)	N/A	7,854

Month of Issuance	Security	Price per Security	Number of Securities
December 2025	Restricted Share Units(6)	N/A	8,224
December 2025	Deferred Share Units(7)	N/A	4,024
Total			623,848

_________________________
(1) Issued to executives of the Corporation.

(2) Issued to executives and an employee of the Corporation.

(3) Issued to directors of the Corporation in lieu of directors' fees.

(4) Issued to directors of the Corporation in lieu of directors' fees.

(5) Issued to directors of the Corporation in lieu of directors' fees.

(6) Issued to an employee of the Corporation.

(7) Issued to directors of the Corporation in lieu of directors' fees.

PRICE RANGE AND TRADING VOLUMES

Common Shares

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on NYSE American under the symbol "ITRG".

The following table sets forth information relating to the trading of the Common Shares on the TSXV for the months indicated.

Month	High (C$)	Low (C$)	Volume
February 2025	1.79	1.50	6,238,377
March 2025	1.96	1.485	7,950,158
April 2025	2.60	1.51	18,604,548
May 2025	2.68	2.00	8,223,107
June 2025	2.59	1.93	7,222,264
July 2025	2.19	1.96	6,346,413
August 2025	3.14	1.98	11,023,787
September 2025	4.26	3.24	23,031,320
October 2025	4.85	3.70	13,421,885
November 2025	4.90	3.70	8,698,263
December 2025	6.44	4.92	7,936,488
January 2026	6.60	4.93	10,643,896
February 2026 (1)	5.28	4.79	1,121,492

_________________________
(1) From February 1, 2026 to February 3, 2026.

At the close of business on February 3, 2026, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by the TSXV was C$5.15.

The following table sets forth information relating to the trading of the Common Shares on the NYSE American for the months indicated.

Month	High (US$)	Low (US$)	Volume
February 2025	1.27	1.03	7,557,378
March 2025	1.38	1.03	10,763,033
April 2025	1.88	1.05	26,144,368
May 2025	1.95	1.43	24,648,122
June 2025	1.90	1.41	27,112,035
July 2025	1.62	1.43	20,475,072
August 2025	2.29	1.44	30,487,077

Month	High (US$)	Low (US$)	Volume
September 2025	3.10	2.34	49,916,046
October 2025	3.49	2.62	52,196,380
November 2025	3.52	2.62	42,277,189
December 2025	4.69	3.53	39,129,182
January 2026	4.87	3.62	54,414,289
February 2026 (1)	3.90	3.50	6,440,248

_________________________
(1) From February 1, 2026 to February 3, 2026.

At the close of business on February 3, 2026, the last trading day prior to the date of this prospectus supplement, the price of the Common Shares as quoted by NYSE American was US$3.81.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") generally applicable to a person who acquires Offered Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm's length with the Corporation and each of the Underwriters; (ii) is not affiliated with the Corporation or any of the Underwriters; and (iii) acquires and holds the Offered Shares as capital property (a "Holder").

Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a "financial institution", as defined in the Tax Act, for purposes of the "mark-to-market property" rules; (ii) that is a "specified financial institution", as defined in the Tax Act; (iii) that has made a "functional currency" reporting election; (iv) an interest in which is a "tax shelter investment", as defined in the Tax Act; (v) that has entered into or will enter into a "derivative forward agreement" or "synthetic disposition arrangement", each as defined in the Tax Act, in respect of Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act; or (vii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm's length, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof; (ii) all specific proposals ("Proposed Amendments") to amend the Tax Act that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. This summary is not exhaustive of all possible Canadian federal income tax considerations and, other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, the CRA's administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Offered Shares. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the applicable exchange rate determined in accordance with the Tax Act.

Holders Resident in Canada

This section of the summary is generally applicable to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a "Resident Holder"). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to deem the Offered Shares, and every other "Canadian security" (as defined in the Tax Act), held by such Resident Holder in the taxation year of the election and in all subsequent taxation years to be capital property. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

In the case of a Resident Holder who is an individual (including certain trusts), such dividends (including deemed dividends) received on the Offered Shares will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to a "taxable dividend" received from a "taxable Canadian corporation" (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will apply to individuals to the extent that the Corporation designates the taxable dividend to be an "eligible dividend" (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends, and the Corporation has made no commitments in this regard.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend (including a deemed dividend) that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a "private corporation" or a "subject corporation" (each as defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year.

Dispositions of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition of the Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held (if any) as capital property at that time by the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Holders Resident in Canada - Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a "taxable capital gain") realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Share, or a share substituted for such Offered Share, to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) or that is, at any time in its taxation year, a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act) for the year, including any taxable capital gains, interest, and dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders who are individuals (including certain trusts) should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold and is not and will not be deemed to use or hold the Offered Shares in connection with carrying on a business (including an adventure or concern in the nature of trade) in Canada (a "Non-Resident Holder"). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "U.S. Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Corporation. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Dispositions of Offered Shares

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, "taxable Canadian property" of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the TSXV and NYSE American), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by, or belonged to, one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Offered Shares constitute "taxable Canadian property" in their own particular circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention (including as a result of the application of the MLI). In cases where a Non-Resident Holder disposes, or is deemed to dispose, of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences described above under the headings "Holders Resident in Canada - Dispositions of Offered Shares" and "Holders Resident in Canada - Capital Gains and Capital Losses" will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Offered Shares as acquired pursuant to the Offering under this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership or disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the Convention between the United States of America and Canada with Respect to Taxes on Income and on Capital of 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other "pass-through" entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation; (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) are subject to special tax accounting rules with respect to Offered Shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as other "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If the Corporation were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Corporation believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Corporation believes that it likely will not be a PFIC for its current tax year and does not anticipate becoming a PFIC in future tax years. While the Corporation does not expect to be classified as a PFIC, there can be no assurance that it will not be considered a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the PFIC status of the Corporation and any non-U.S. subsidiary of the Corporation for its current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. If the Corporation were to constitute a PFIC for any tax year during which a U.S. Holder holds Offered Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and the PFIC status of each non-U.S. subsidiary of the Corporation.

In addition, in any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation is passive income (the "PFIC income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or other inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the default rules of Section 1291 of the Code discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation were to constitute a PFIC for any tax year during which a U.S. Holder owns Offered Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether and when such U.S. Holder makes an elections to treat the Corporation and each Subsidiary PFIC, if any, as a QEF Election or makes Mark-to-Market Election in respect of the Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to: (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any “excess distribution” received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, if the Corporation were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period, any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Offered Shares or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation were to constitute a PFIC for any tax year during which a Non-Electing U.S. Holder owns Offered Shares and subsequently ceases to be a PFIC, such Non-Electing U.S. Holder may terminate the Corporation’s ongoing deemed PFIC status with respect to its Offered Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Offered Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (i) “earnings and profits” over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation, as computed in accordance with U.S. federal income tax principles, that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Corporation is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Offered Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Offered Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

U.S. Holders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Corporation or any non-U.S. subsidiary of the Corporation is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Corporation or any Subsidiary PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares for which the Corporation is a PFIC (and such U.S. Holder has not made a timely QEF Election) the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (b) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made, and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

In addition, a U.S. Holder who acquires Offered Shares from a decedent generally will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership and disposition of Offered Shares.

General Rules Relating to the Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described above under the heading "Passive Foreign Investment Company Rules".

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated "earnings and profits" of the Corporation, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares. (See "Sale or Other Taxable Disposition of Offered Shares" below). However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares generally will not be eligible for the "dividends received deduction" generally applicable to corporations. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder's adjusted tax basis in such Offered Shares sold or otherwise disposed of. A U.S. Holder's initial tax basis in Offered Shares generally will generally equal the purchase price paid for such Offered Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received in foreign currency on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Offered Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income and generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other taxable disposition of Offered Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to United States legal matters.

As of the date hereof, the partners and associates of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, each as a group, hold beneficially, directly or indirectly, less than one percent of any class of our securities.

INTEREST OF EXPERTS

Information relating to the Florida Canyon Mine, the DeLamar Project and the Nevada North Project in this prospectus supplement, accompanying prospectus or the documents incorporated by reference herein or therein has been derived from reports, statements, or opinions prepared or certified by Todd Harvey, PhD, P.E., Terre Lane, MMSA, Hamid Samari, PhD, MMSA, Larry Breckenridge, P.E., Barry Carlson, P.E., SME-RM, Deepak Malhotra, Ph.D., SME-RM, Jeffrey Bickel, C.P.G., Sterling (Keith) Watson, P.Eng., Jay Nopola, P.E., William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E. and Ralston Pedersen, P.E., and this information has been included in reliance on such persons' expertise. Each of Todd Harvey, PhD, P.E., Terre Lane, MMSA, Hamid Samari, PhD, MMSA, Larry Breckenridge, P.E., Barry Carlson, P.E., SME-RM, Deepak Malhotra, Ph.D., SME-RM, Jeffrey Bickel, C.P.G., Sterling (Keith) Watson, P.Eng., Jay Nopola, P.E., William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E. and Ralston Pedersen, P.E. is a qualified person as such term is defined in NI 43-101.

None of the foregoing persons, nor any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation's property or the property of any of the Corporation's associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation's securities or the securities of any associate or affiliate of the Corporation when they prepared the reports for the Florida Canyon Mine, the DeLamar Project or the Nevada North Project, as applicable, and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation's securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the reports for the Florida Canyon Mine, the DeLamar Project or the Nevada North Project, as applicable. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.

All scientific and technical information in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein has been reviewed and approved by James Frost, P.Eng., Director, Technical Services, who is a qualified person under NI 43-101. As of the date hereof, Mr. Frost holds nil Common Shares and 8,224 restricted share units.

The auditors of the Corporation are BDO Canada LLP. BDO Canada LLP has informed Integra that it is independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The Annual Financial Statements incorporated by reference in this prospectus supplement have been audited by MNP LLP. At the time of their audit, they were independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal offices in Toronto, Ontario.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This final short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this final short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 16, 2024

INTEGRA RESOURCES CORP.

C$100,000,000
Common Shares
Warrants
Subscription Receipts
Units

This final short form base shelf prospectus (the "Prospectus") relates to the offering for sale from time to time (each, an "Offering"), during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of the following securities of Integra Resources Corp. ("Integra" or the "Corporation"): (i) common shares in the capital of the Corporation (each, a "Common Share"), warrants exercisable to acquire Common Shares (each, a "Warrant"), subscription receipts exchangeable for Common Shares and/or other securities of the Corporation (each, a "Subscription Receipt") and securities consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination thereof ("Units", and together with the Common Shares, Warrants and Subscription Receipts, "Securities"), or any combination of such Securities, in one or more series or issuances, with a total offering price of such Securities, in the aggregate, of up to C$100,000,000 (or the equivalent thereof in U.S. dollars or other currencies).  The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").  This Prospectus qualifies the distribution of Securities by the Corporation. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.  This Prospectus may qualify an "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102") of the Canadian Securities Administrators.

We are permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Prospective investors in the United States should be aware that such requirements are different from those of the United States.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

The Common Shares are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "ITR" and on the NYSE American LLC ("NYSE American") under the symbol "ITRG".  Certain warrants exercisable to acquire Common Shares trade on the TSXV under the symbol "MPM.WT". On January 15, 2024, the last full trading day prior to the date of this Prospectus, the closing price per Common Share on the TSXV was C$1.25 and on the NYSE American US$0.9217, and the closing price of the Warrants on the TSXV was C$0.005. Unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts or the Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.  See "Risk Factors".

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All shelf information permitted under applicable securities law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.  The Corporation may offer and sell Securities through underwriters or dealers, directly or through agents designated by the Corporation from time to time at amounts and prices and other terms determined by the Corporation.  A Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the Offering and will set forth the terms of the Offering, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the distribution.  In connection with any Offering (unless otherwise specified in a Prospectus Supplement), other than an "at-the-market distribution", the underwriters or agents may, subject to applicable law, over-allot or effect transactions that stabilize or maintain the market price of the Securities offered at levels other than that which might otherwise exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".  No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investing in the Securities is speculative and involves certain risks.  The risks outlined in this Prospectus and in the documents incorporated by reference herein and in the applicable Prospectus Supplement should be carefully reviewed and considered by prospective investors. See "Risk Factors".

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  See "Enforceability of Certain Civil Liabilities".

Jason Kosec, Timo Jauristo, C.L. "Butch" Otter, Carolyn Clark Loder and Sara Heston, each a director of the Corporation, and Michael M. Gustin, Thomas L. Dyer, Jack S. McPartland, John D. Welsh, John F. Gardner, Matthew Sletten, Michael M. Botz, Benjamin Bermudez, Jay R. Nopola, Andrew Hanson, Deepak Malhotra and Ralston Pedersen each a qualified person, reside outside of Canada. Each of Mr. Kosec, Mr. Jauristo, Mr. Otter, Ms. Loder and Mr. Heston have appointed Cassels Brock & Blackwell LLP, Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Owning our securities may subject you to tax consequences both in Canada and the United States.  Such tax consequences are not fully described in this Prospectus and may not be fully described in any applicable Prospectus Supplement.  You should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Unless otherwise indicated, all references to "$", "US$" or "dollars" in this Prospectus refer to United States dollars and all references to "C$" in this Prospectus refer to Canadian dollars.

The head and principal office of the Corporation is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

The registered and records office of the Corporation is located at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8.

ABOUT THIS PROSPECTUS

Unless otherwise noted or the context indicates otherwise, the "Corporation" and "Integra" refer to Integra Resources Corp. and its subsidiaries.

This Prospectus is part of a registration statement on Form F-10 that we have filed with the SEC under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities (the "Registration Statement"). Under the Registration Statement, we may, from time to time, offer any combination of the Securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of C$100,000,000 (or the equivalent in other currencies). This Prospectus provides you with a general description of the Securities that we may offer. Each time we offer Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and the Securities.

You should rely only on the information contained or incorporated by reference in this Prospectus and on the other information included in the Registration Statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus, any applicable Prospectus Supplement or the respective dates of the documents incorporated by reference herein and therein, regardless of the time of delivery or of any sale of the Securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Corporation's website should not be deemed to be a part of this Prospectus, any applicable Prospectus Supplement or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

INTRODUCTION

Currency and Other Information

Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with IFRS issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

All currency amounts in this Prospectus are expressed in United States dollars, unless otherwise indicated.  References to "US$" are to United States dollars.  References to "C$" are to Canadian dollars.

The following table reflects the low and high rates of exchange for one Canadian dollar, expressed in United States dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the daily exchange rates for 2021, 2022 and 2023.

	Nine Months Ended September 30		Years Ended December 31,
	2023	2022	2022	2021
Low for the period	$0.7243	$0.7285	$0.7217	$0.7727
High for the period	$0.7617	$0.8031	$0.8031	$0.8306
Rate at the end of the period	$0.7396	$0.7296	$0.7383	$0.7888
Average	$0.7432	$0.7798	$0.7692	$0.7980

On January 15, 2024, the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7443 or US$1.00 = C$1.3436
.

Consolidation

On May 26, 2023, the Corporation consolidated all of its issued and outstanding Common Shares on a two-and-one-half (2.5) for one (1) basis (the "Consolidation"). Unless otherwise noted, all references to our Common Shares and securities issuable into Common Shares, as well as strike price and price per Common Share information in this Prospectus and documents incorporated by reference dated subsequent to the Consolidation reflect the Consolidation, and all documents incorporated by reference prior to the Consolidation reflect pre-Consolidation amounts.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

We are permitted under a MJDS adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference and any Prospectus Supplement, in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.  Integra has prepared its consolidated financial statements, incorporated herein by reference, in accordance with and using accounting policies in full compliance with IFRS issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee, and its consolidated financial statements are subject to the Public Company Accounting Oversight Board (United States) auditing standards and auditor independence standards.  As a result, they may not be comparable to financial statements of United States companies.

Technical disclosure included in or incorporated by reference in this Prospectus has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such technical disclosure includes mineral reserves and mineral resources classification terms made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Corporation in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information included in this Prospectus and the documents incorporated by reference herein that describes the Corporation's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued and existing under the laws of the Province of British Columbia.  Most of the officers and directors and some of the experts named in this Prospectus are not residents of the United States, and some of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.  It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Integra has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that, subject to certain limitations, a judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Integra has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws or any such state securities or "blue sky" laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X.  Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of the Securities.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation is filing a Registration Statement with the SEC.  This Prospectus and the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the Registration Statement is available on EDGAR (as defined herein) under the Corporation's profile at www.sec.gov.  Investors should review the Registration Statement and the exhibits thereto for further information with respect to us and the Securities. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.  Each time we sell Securities under the Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering.  The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this Prospectus contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Corporation and the Corporation's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Corporation's mineral properties and project portfolios including, but not limited to, completion of a PFS (as defined below) for the Nevada North Project (as defined below); exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; timing and completion of technical reports; the development, operational and economic results of the PEA (as defined below) for the Nevada North Project and the updated mineral resource estimate for the DeLamar Project (as defined below); the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Corporation's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold and silver remaining at levels that render mineral properties economic; the Corporation's ability to continue raising necessary capital to finance operations; the ability to realize on the mineral resource and reserve estimates; the legislative, regulatory and community environments in the jurisdictions where the Corporation operates; and budgets and estimates of capital and operating costs. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporation undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Corporation's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This Prospectus also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Corporation believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Corporation has not independently verified any of the data from third party sources referred to in this Prospectus and accordingly, the accuracy and completeness of such data is not guaranteed.

NON-GAAP MEASURES AND OTHER FINANCIAL MEASURES

Alternative performance measures in this document such as "EBITDA", "cash cost", "AISC", "AIC", "free cash flow" and "working capital" are furnished to provide additional information.  These non-GAAP performance measures are included in this Prospectus because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project and the Nevada North Project, and to plan and assess the overall effectiveness and efficiency of mining operations.  These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.  As the Corporation has yet to commence production, the equivalent historical non-GAAP financial measure is $0.

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) is the net cash operating margin and is the difference between revenue and Cash costs. While there is no standardized meaning of the measure across the industry, the Corporation believes that this measure is useful to external users in assessing operating performance.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses. While there is no standardized meaning of the measure across the industry, the Corporation believes that this measure is useful to external users in assessing operating performance.

All-In Sustaining Cost ("AISC")

Site level AISC includes cash costs and sustaining and expansion capital but excludes head office G&A and exploration expenses. The Corporation believes that this measure is useful to external users in assessing operating performance and the Corporation's ability to generate free cash flow from potential operations.

All-In Cost Per Ounce AuEq ("AIC")

AIC includes AISC level costs, initial capital and equipment finance costs associated with initial capital. The Corporation believes that this measure is useful to external users in assessing operating performance and the Corporation's ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Corporation believes that this measure is useful to the external users in assessing the Corporation's ability to generate cash flows from the DeLamar Project and the Nevada North Project.

Working Capital

The Corporation has included a non-IFRS measure for "working capital" in the Interim MD&A (as defined below), which is presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Integra Resources Corp. at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, telephone (604) 416-0576, and are also available electronically under the Corporation's profile at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR") at www.sec.gov/edgar. The filings of the Corporation through SEDAR+ and through EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual report Form 20-F for the financial year ended December 31, 2022 dated March 17, 2023 (the "Form 20-F");

(b) the Corporation's audited consolidated financial statements as at and for the financial years ended December 31, 2022 and December 31, 2021, and related notes thereto, together with the independent auditor's report thereon;

(c) the management's discussion and analysis for the financial years ended December 31, 2022 and 2021;

(d) the Corporation's unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2023 and September 30, 2022, and related notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis for the nine-month periods ended September 30, 2023 and September 30, 2022 (the "Interim MD&A");

(f) the material change report of the Corporation dated March 8, 2023 relating to the entry into the Arrangement Agreement with respect to the Transaction, the Brokered Offering and Non-Brokered Offering and the Loan Agreement with Beedie Capital (each as defined below);

(g) the material change report of the Corporation dated March 17, 2023 relating to the completion of the Brokered Offering and Non-Brokered Offering;

(h) the material change report of the Corporation dated May 12, 2023 relating to the completion of the Transaction;

(i) the material change report of the Corporation dated June 1, 2023 relating to the Consolidation;

(j) the material change report of the Corporation dated July 7, 2023 relating to the completion of the preliminary economic assessment (the "PEA") and mineral resource estimate for the Nevada North Project;

(k) the material change report of the Corporation dated October 6, 2023 relating to the completion of an updated mineral resource estimate for the DeLamar Project; and

(l) the management information circular of the Corporation dated May 19, 2023 prepared in connection with the annual general meeting of shareholders of the Corporation held on June 30, 2023.

Any document of the type referred to in item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Corporation with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus. These documents are available on SEDAR+, which can be accessed at www.sedarplus.ca.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 20-F, Form 40-F or Form 10-K, as applicable (or any respective successor form) filed with the SEC subsequent to the date of this Prospectus, such document shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report).  In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by the Corporation with the SEC, and any other reports filed, under the Exchange Act from the date of this Prospectus shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, but only if and to the extent expressly so provided in any such report.  The Corporation's current reports on Form 6-K and annual reports on Form 20-F, Form 40-F or Form 10-K, as applicable, are or will be made available on EDGAR at www.sec.gov.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

When the Corporation files a new annual information form, audited consolidated financial statements and related management's discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management's discussion and analysis and all unaudited interim condensed consolidated financial statements and related management's discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Corporation's financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.  Upon new unaudited interim condensed consolidated financial statements and related management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and related management's discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.  Upon a management information circular in connection with an annual general meeting of shareholders being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the management information circular filed in connection with the previous annual general meeting of shareholders (unless such management information circular also related to a special meeting of shareholders) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering to which that Prospectus Supplement pertains.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements of the Canadian Securities Administrators) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed incorporated by reference in such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) powers of attorney from certain of the Corporation's directors and officers (included on the signature page to the Registration Statement); (3) the consent of MNP LLP; (4) the consent of the "qualified persons" referred to in this Prospectus under "Interest of Experts"; and (5) the consent of Canadian counsel, Cassels Brock & Blackwell LLP. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

THE CORPORATION

Integra is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties in the Americas. The Corporation's principal assets are the DeLamar Project and the Nevada North Project.

For further information regarding the DeLamar Project and the Nevada North Project see the "The Corporation - Properties" below.

For further information regarding Integra, see the Form 20-F and other documents incorporated by reference in this Prospectus available at www.sedarplus.ca and www.sec.gov/edgar under the Corporation's profile.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Recent Developments

Millennial Transaction

On February 27, 2023, the Corporation announced that it had entered into an arm's length definitive arrangement agreement dated February 26, 2023 (the "Arrangement Agreement") for an at-market merger with Millennial Precious Metals Corp. ("Millennial") pursuant to which Integra would acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction").  The Transaction was approved by Millennial's shareholders on April 26, 2023 and subsequently closed on May 4, 2023.

Under the terms of the Transaction, Millennial shareholders received 0.092 of a post-Consolidation Common Share of Integra for each Millennial common share (a "Millennial Share") held (the "Exchange Ratio").  In addition, Millennial restricted share units(each a "Millennial RSU"), whether vested or unvested, vested in accordance with the terms of the restricted share unit plan of Millennial and settled into Millennial Shares, with such Millennial Shares having then been exchanged for Common Shares of Integra in accordance with the Exchange Ratio.  Millennial options (each, a "Millennial Option"), whether vested or unvested, were transferred to Integra, with the holder thereof receiving as consideration an option to purchase from Integra such number of Common Shares of Integra equal to the Exchange Ratio multiplied by the number of Millennial Shares subject to the Millennial Option, at an exercise price per Common Share equal to the Millennial Option exercise price divided by the Exchange Ratio, exercisable until the original expiry date of such Millennial Option and otherwise governed by the terms of the Millennial stock option plan. Millennial warrants to purchase Millennial Shares (each, a "Millennial Warrant") will, upon the exercise of such rights, entitle the holder thereof to be issued and receive for the same aggregate consideration, upon such exercise, in lieu of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants, the kind and aggregate number of Common Shares of Integra that such holder would have been entitled to be issued and receive if, immediately prior to the effective time of the Transaction, such holder had been the registered holder of the number of Millennial Shares to which such holder was theretofore entitled upon exercise of such Millennial Warrants.

The Corporation issued a total of 16,872,050 post-Consolidation Common Shares to former holders of Millennial Shares and Millennial RSUs, and granted 764,704 post-Consolidation options to acquire Common Shares to former holders of Millennial Options.  The Corporation assumed a total of 21,903,504 Millennial Warrants exercisable to acquire a total of 2,015,122 Common Shares.

Corporate

In connection with closing of the Transaction, the Corporation reorganized its management team and board of directors (the "Board"). Jason Kosec, former Director, President and CEO of Millennial, was appointed Director, President and CEO of Integra. George Salamis, former Director, President and CEO of Integra was appointed Executive Chair, Stephen de Jong stepped down from Integra's Chair position, but remained on the Board as Lead Director. David Awram stepped down from the Board, but remains an advisor to the Corporation. Sara Heston and Eric Tremblay were appointed to the Board. Timo Jauristo, Anna Ladd-Kruger, C.L. "Butch" Otter and Carolyn Clark Loder remained on the Board. Former Chief Geologist and Director of Millennial, Ruben Padilla, serves as a technical advisor to Integra. E. Max Baker transitioned from the role of Vice President Exploration to Chief Geologist of the Corporation. Raphael Dutaut, former Vice President Exploration of Millennial, joined Integra as Vice President Exploration. Jason Banducci, former Vice President Corporate Development of Millennial, joined Integra as VP Corporate Development. The Board is now comprised of seven independent directors, of which three are female, and two non-independent directors.  See "The Corporation - Directors and Officers" below.

On December 20, 2023, the Corporation announced that Tim Arnold, the Corporation's Chief Operating Officer will retire from the Corporation at the end of 2023. The Corporation also announced the appointment of Scott Olsen to Vice President, Engineering and Processing.

Financings

Concurrent with the announcement of the Transaction, the Corporation announced that it had entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the "Underwriters"), in connection with a bought deal private placement of subscription receipts (each, a "2023 Subscription Receipt"). On March 16, 2023, the Corporation and the Underwriters completed the sale of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of C$1.75 per post-Consolidation 2023 Subscription Receipt (the "Issue Price") for gross proceeds of C$24.5 million (the "Brokered Offering").

Each 2023 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Transaction other than the issuance of the Common Shares to shareholders of Millennial) (the "Escrow Release Conditions"), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023 (the "2023 Subscription Receipt Agreement") as among the Corporation, TSX Trust Company as 2023 Subscription Receipt agent, the Underwriters and Wheaton Precious Metals Corp. ("Wheaton").

The Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 14,000,000 post-Consolidation Common Shares and received gross proceeds of C$24.5 million.

Non-Brokered Offering

Concurrent with the announcement of the Transaction, the Corporation announced that it had entered into an agreement with Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the Issue Price; (b) such number of 2023 Subscription Receipts that will result in Wheaton owning 9.9% of the issued and outstanding Common Shares (following the completion of the proposed Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the Brokered Offering (the "Non-Brokered Offering"). On March 16, 2023, the Corporation and Wheaton completed the Non-Brokered Offering, resulting in the issuance and sale to Wheaton of 6,000,000 post-Consolidation 2023 Subscription Receipts for aggregate gross proceeds of C$10.5 million.

The Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 6,000,000 post-Consolidation Common Shares and received gross proceeds of C$10.5 million.

In connection with the Non-Brokered Offering, the Corporation entered into an investor rights agreement dated March 16, 2023 (the "IRA") and a right of first refusal agreement dated May 4, 2023 (the "ROFR Agreement") with Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra and a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Transaction).

Beedie Capital Credit Facility

Concurrent with the announcement of the Transaction, the Corporation announced that the convertible loan agreement dated July 28, 2022 (the "Loan Agreement") with Beedie Investments Ltd. ("Beedie Capital") will be amended pursuant to a first supplemental credit agreement dated February 26, 2023 (the "First Supplemental Credit Agreement") as among Integra, the Integra's subsidiaries and Beedie Capital, to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Transaction, will be loan parties and provide guarantees and security for the obligations under the Loan Agreement.

Consolidation

On May 26, 2023, the Corporation completed the Consolidation.

PEA and Mineral Resource Estimate for the Nevada North Project

On June 28, 2023, the Corporation announced that it had completed a PEA and mineral resource estimates for the Nevada North Project which is comprised of the Wildcat and Mountain View deposits. For further information on the Nevada North Project, see "The Corporation - Properties" below.

Updated Mineral Resource Estimate for the DeLamar Project

On September 26, 2023, the Corporation announced that it had completed an updated mineral resource estimate on the DeLamar Project. For further information on the DeLamar Project, see "The Corporation - Properties" below.

Mine Plan of Operations for the DeLamar Project

On December 20, 2023, the Corporation announced that it had submitted the draft Mine Plan of Operations ("MPO") to the U.S. Bureau of Land Management ("BLM") for the DeLamar Project. For further information on the DeLamar Project, see "The Corporation - Properties" below.

Directors and Officers

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this Prospectus, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 2,267,797 Common Shares of Integra, representing approximately 3.3% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	Executive Chair and Director	Executive Chair of Integra, May 2023 to present; CEO of Integra from August 2017 to May 2023	February 28, 2018

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Jason Kosec(4) Nassau, Bahamas	President, CEO and Director	President and CEO of Integra, May 2023 to present; Former President and CEO of Millennial, September 2020 to May 2023; VP of Corporate Development of Barkerville Gold Mines, December 2017 to January 2020	May 4, 2023
Stephen de Jong(1)(2)(3) British Columbia, Canada	Lead Director	CEO of VRIFY Technology, November 2017 to present	August 17, 2017
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019	February 28, 2018
Anna Ladd-Kruger(1)(4)(5) British Columbia, Canada	Director	Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of McEwen Mining, September 2020 to June 2022; CFO and VP, Corporate Development of Excellon Resources, June 2019 to September 2020; CFO of Trevali Mining, April 2011 to May 2018	December 13, 2018
C.L. "Butch" Otter(4)(5) Idaho, United States	Director	Former Governor of the State of Idaho, 2007 to 2019	September 16, 2019
Carolyn Clark Loder(2)(5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold, September 2013 to September 2020	February 24, 2021
Sara Heston(1)(3) California, United States	Director	Associate Director, Center for Entrepreneurial Studies at the Stanford Graduate School of Business, February 2020 to present; VP Investments for ASA Gold and Precious Metals, 2010 to 2019	May 4, 2023
Eric Tremblay(4) Quebec, Canada	Director	COO of Dalradian Resources, March 2015 to present	May 4, 2023
Andree St-Germain British Columbia, Canada	CFO	CFO of Integra, August 2017 to present; CFO of Integra Gold, March 2017 to July 2017	N/A
Joshua Serfass Colorado, United States	Executive Vice President, Investor Relations	Executive VP of IR of Integra, May 2023 to present; Executive VP of Corp Dev and IR of Integra, December 2020 to May 2023; VP of Corp Dev and IR of Integra, January 2018 to December 2020	N/A

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Jason Banducci Ontario, Canada	Vice President, Corporate Development	VP, Corporate Development of Integra, May 2023 to present; VP, Corporate Development of Millennial, August 2021 to May 2023; VP Investment Banking, Stifel GMP, December 2019 to August 2021	N/A
Raphael Dutaut Quebec, Canada	Vice President, Exploration	VP, Exploration of Integra, May 2023 to present; VP, Exploration of Millennial, January 2022 to May 2023; President of Lognormal Inc., January 2021 to January 2022; Chief Geologist of NMC, April 2020 to December 2021; Manager Geology, Iamgold, February 2017 to March 2020	N/A
Scott Olsen Nevada, United States	Vice President, Engineering and Processing	VP, Engineering and Processing of Integra, November 2023 to present; Senior Metallurgical Engineer, Hanlon Engineering and Associates, March 2020 to November 2023; Self-employed Metallurgical Consultant, September 2019 to March 2020; Kinross Gold, Metallurgical Superintendent, January 2016 to September 2019	N/A
Mark Stockton British Columbia, Canada	Vice President, External Affairs and Sustainability	VP, External Affairs and Sustainability of Integra, December 2020 to present, Director, Corporate Development of Integra, October 2017 to December 2020	N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Compensation Committee.

4. Member of the Technical and Safety Committee.

5. Member of the Environment, Social, Governance Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this Prospectus, or was, within the 10 years before the date of this Prospectus, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the Business Corporations Act (British Columbia).

Properties

DeLamar Project

The bulk of the information in this section is derived from the "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated October 31, 2023, with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report has been prepared under the supervision of Thomas L. Dyer, P.E., Michael M. Gustin, C.P.G., Jay Nopola, P.E., Jack McPartland, Qualified Professional Member MMSA, Matthew Sletten, P.E., Benjamin Bermudez, P.E., John D. Welsh, P.E., John F. Gardner, P.E. and Michael Botz, P.E., in accordance with the disclosure and reporting requirements set forth in NI 43-101, Companion Policy 43-101CP and Form 43-101F1, as amended.  Mr. Dyer, Mr. Gustin, Mr. Nopola, Mr. McPartland, Mr. Sletten, Mr. Bermudez, Mr. Welsh, Mr. Gardner and Mr. Botz are "qualified persons" under NI 43-101 and have no affiliation with Integra or its subsidiaries, except that of independent consultant/client relationships.

The DeLamar Report also includes the results of a pre-feasibility study ("PFS") and mineral reserve statement on the DeLamar Project included in the NI 43-101 technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022.  Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Property Description, Location and Access

The DeLamar project encompasses the DeLamar and Florida Mountain deposit areas (the "DeLamar Project"). The DeLamar Project area includes 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80 kilometers (50 miles) southwest of Boise. The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be $473,244.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross Gold Corporation ("Kinross") through a stock purchase agreement in 2017.  DMC holds the surface rights to the patented claims it owns and has leased, subject to various easements and other reservations and encumbrances. DMC has rights to use the surface of the unpatented mining claims for mining related purposes through September 1, 2024, and which it may maintain on a yearly basis beyond that by timely annual payment of claim maintenance fees and other filing requirements, and subject to the paramount title of the U.S. federal government. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease. These surface rights are considered sufficient for the exploration and mining activities proposed in this report, subject to regulation by the BLM and State of Idaho.

The principal access is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6 kilometers (4.7 miles) to the Trout Creek Road (Figure 1).  It is then another 39.4 kilometers (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building.  Travel time by automobile via this route is approximately 35 minutes.  Secondary access is from the town of Murphy, Idaho and State Highway 78 (Figure 1), via the Old Stage Road and the Silver City Road.  Travel time by this secondary route is estimated to be about 1.5 hours.

Figure 1 Access Map for the DeLamar Project
(2022 property outline in green)

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns ("NSR") royalty payable to a predecessor owner.  This royalty is not applicable to the current project resources and reserves.

There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%.  One of these leases covers a small portion of the DeLamar deposit area resources and one covers a small portion of the Florida Mountain deposit area resources and reserves, with 5.0% and 2.5% NSRs applicable to maximums of $50,000 and $650,000 in royalty payments, respectively.

The DeLamar Project includes 1,561 hectares (3,857.2 acres) under seven leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of $27,282.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain deposit resources and reserves.

Kinross had retained a 2.5% NSR royalty that applies to those portions of the DeLamar deposit area claims that are unencumbered by the royalties outlined above.  The royalty was subsequently sold to Triple Flag Precious Metals Corp. ("Triple Flag").  The Triple Flag royalty applies to more than 90% of the current DeLamar deposit area resources and reserves, but this royalty will be reduced to 1.0% upon Triple Flag receiving total royalty payments of C$10,000,000.

The Loan Agreement with Beedie is secured by the Corporation's material assets, including the DeLamar Project.  Pursuant to the ROFR Agreement, Wheaton acquired from Integra a right of first refusal on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Corporation.

DMC also owns mining claims and leased lands peripheral to the DeLamar Project.  These landholdings are not part of the DeLamar Project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain deposit claims and state leases.  The DMC lands peripheral to the DeLamar Project have no mineral resources or mineral reserves.

The DeLamar Project historical open-pit mine areas have been in closure since 2003.  While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting.  A reclamation bond of $3,276,078 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of $100,000 remains with the Idaho Department of Environmental Quality.  Additional reclamation bonds in the total amount of $714,400 have been placed with the BLM for exploration activities and groundwater well installation on public lands.  There are also reclamation bonds with the IDL in the total amount of $155,900 for exploration activities on IDL leased lands.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999.  From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar (as it was historically called) underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Corporation ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Exploration of the DeLamar Project by Integra commenced in 2017.  Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping, and exploration, infill, metallurgical, and geotechnical drilling programs.

Geological Setting, Mineralization and Deposit Types

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.  The DeLamar deposit mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters (0.5 inches) in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  The primary silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

The gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Exploration

Integra commissioned a Light Detection and Ranging topographic survey of the DeLamar and Florida Mountain deposit areas and an Induced Polarization and Resistivity ("IP/RES") survey of six lines using the Volterra-2DIP distributed array system in the DeLamar deposit area in 2017.  In 2018, Integra conducted rock-chip and soil geochemical sampling at the DeLamar deposit area.  During 2019 through 2023, Integra and contractor personnel collected 449 rock samples in the DeLamar, Milestone and Florida Mountain areas. Contractor personnel from Rangefront Geological ("Rangefront") of Elko, Nevada collected 298 soil samples in the DeLamar/Milestone area in 2019. A total of 2,332 soil samples were collected from the Florida Mountain area by Rangefront in 2019. In 2019, Integra commissioned a helicopter high-resolution magnetic survey of the DeLamar - Florida Mountain area.  In 2020, Integra commissioned a further IP/RES survey at DeLamar.  Integra geologists also carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021.  The results of this exploration work has, in part, served to better interpret structure at the DeLamar Project and applied to the estimation of mineral resources in the DeLamar Report.

Drilling

As of the effective date of the DeLamar Report, the resource database includes data from 3,185 holes, for a total of 372,888 meters (1,223,386 feet), that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.  The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters (904,821 feet) of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters (35,581 feet).  Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total meterage drilled historically was subsequently mined during the open-pit operations.

Integra commenced drilling in 2018 and has drilled a total of 560 holes (RC, core, and Sonic holes) for a total of 97,098 meters (318,414 feet) in the DeLamar and Florida Mountain areas combined.  All but one of the Integra holes were drilled at angles.  Integra's drilling continued into 2023, but only the stockpile-related 2023 drilling is included in the resource database used to estimate the current mineral resources; the 2023 drilling campaign is ongoing and consists primarily of geotechnical and metallurgical drilling that will be incorporated into future studies.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were created by RESPEC Company LLC ("RESPEC"), supervisors of the DeLamar Report, using original DeLamar mine digital database files, and this information was subjected to extensive verification measures by both RESPEC and Integra.  The Integra portions of the drill-hole databases were directly created by RESPEC using original digital analytical certificates in the case of the assay tables and checking against original digital records in the case of the collar and down-hole deviation tables.

Sampling, Analysis and Data Verification

Integra's reverse circulation ("RC") and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra's logging and core cutting facility at the DeLamar mine daily. The RC samples were allowed to dry for a few days at the drill sites prior to delivery to the secured logging and core-cutting facility.

The 2018 to 2022 core sample intervals were sawed lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals of either ½ or ¼ core were placed in numbered sample bags, and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.

All of Integra's rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories ("AAL") in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020, to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.

The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra's third-party trucking contractor.

The soil samples were screened to -80 mesh for multi-element analysis at AAL. RESPEC has no other information on the methods and procedures used for the preparation of Integra's soil and rock samples.

Coarse blank material commercially produced certified reference materials ("CRMs"), RC field duplicates, and coarse-reject (or preparation) duplicates were inserted into the drill-sample streams as part of Integra's quality assurance/ quality control procedures. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample. The lab was requested to prepare and analyze a coarse-reject duplicate for every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.

Mineral Processing and Metallurgical Testing

Metallurgical testing by Integra, generally conducted at McClelland Laboratories ("McClelland") during 2018 through 2023, has been used to select preferred processing methods and estimate recoveries for oxide, mixed and non-oxide mineralization from both the DeLamar and Florida Mountain deposits.  Samples used for this testing, primarily drill hole composites from 2018 through 2020 Integra drilling, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and mixed material types from both deposits can be processed by heap-leach cyanidation.  These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -12.7mm (0.5 inches) was selected as optimum.  Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (70% to 89%).  Heap leach gold recoveries for the mixed mineralization are expected to average 72% for Florida Mountain and to range from 45% to 63% for the DeLamar deposit.  Heap leach silver recoveries from the Florida Mountain oxide and mixed materials are expected to average 49% and 47%, respectively.  Expected heap-leach silver recoveries from the DeLamar material are highly variable (11% to 74%), but generally low.  A significant portion of the DeLamar oxide and mixed mineralization will require agglomeration pre-treatment using cement, because of elevated clay content.  None of the Florida Mountain heap-leach material is expected to require agglomeration.

Preliminary bottle-roll testing on reverse-circulation and sonic drill intervals from the historic backfill and waste dump materials at DeLamar and Florida Mountain have shown that the materials can be processed by heap-leach cyanidation. Further variability bottle-roll testing and column-leach testing is being completed on the materials to determine ultimate gold and silver recovery estimates. Preliminary heap leach recovery estimates for the historical backfill and waste dump materials were made based on available bottle roll test results and are summarized in Table 1.2 below.

Metallurgical testing (primarily flotation and agitated cyanidation) has shown that the DeLamar non-oxide materials respond well to flotation at a moderate grind size (150 microns) for recovery of gold and silver to a flotation concentrate.  The resulting flotation concentrate responds well to cyanide leaching after very fine regrinding (20 microns) for recovery of contained silver.  Some gold is also recovered by cyanide leaching of the reground flotation concentrate, but those recoveries generally are low.  Mineralogical examination and metallurgical testing have shown that these materials contain significant amounts of gold that are locked in sulfide mineral particles, which require oxidative pre-treatment of sulfide minerals for liberation of gold before high cyanidation gold recoveries can be obtained.  Expected recoveries from the DeLamar non-oxide mineralization in the planned mill circuit, consisting of grinding, flotation concentrate regrinding and cyanide leach, range from 28% to 39% for gold and from 64% to 87% for silver.

Metallurgical testing has shown that the non-oxide mineralization from the Florida Mountain deposit responds well to upgrading by flotation at a moderate grind size (150 microns) and cyanidation gold and silver recoveries from the resulting concentrates can be maximized by very fine regrinding (20 microns).  In contrast to the DeLamar non-oxide materials, oxidative pre-treatment of contained sulfide minerals is not required to achieve high cyanidation gold recoveries from the Florida Mountain non-oxide feeds.  Recoveries expected from the Florida Mountain non-oxide mineralization in the planned mill circuit vary with feed grade, but generally are high, with maximum recoveries of 87% gold and 77% silver.

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar Project.  These in situ gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically and spatially to determine natural gold and silver populations;

  creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter (98.4-foot) intervals;

  projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window;

  slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced (19.7-foot) horizontal planes at the DeLamar area and 8-meter-spaced (26.3-foot) planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area;

  coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons;

  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

  interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter (19.7 x 19.7 x 19.7-foot) blocks for the DeLamar area and 6 x 8 x 8-meter (19.7 x 26.3 x 26.3-foot) blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.

The first-time estimate of stockpile resources, which are comprised of historically mined but not processed materials, were modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

The DeLamar Project mineral resources were estimated to reflect potential open-pit extraction and processing by: crushing and heap leaching of oxide, mixed, and all stockpile materials at both the DeLamar and Florida Mountain areas; grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the non-oxide materials at the DeLamar area; and grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of non-oxide materials at Florida Mountain.  To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, pit optimizations for the DeLamar and Florida Mountain areas were run using the parameters summarized in Table 1-1 and 1-2 and the resulting pits were used to constrain the project resources.

Table 1-1 Resource Pit Optimization Cost Parameters

Table 1-2 Resource Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the DeLamar Project resources.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.17 g/t to all in-situ model blocks lying within the optimized pits that are coded as oxide or mixed, a 0.1 g/t gold-equivalent cutoff to all stockpile material, a 0.3 g/t gold-equivalent cutoff for in-situ blocks coded as non-oxide at DeLamar, and a 0.2 g/t cutoff for in-situ blocks coded as non-oxide at Florida Mountain.  Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs, are a function of metal prices (Table 1-1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 1-2).

The total DeLamar Project resources are summarized in Table 1-3.

Table 1-3 Total DeLamar Project Gold and Silver Resources

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a "qualified person" as defined in NI 43-101, and is responsible for reporting mineral resources in the DeLamar Report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g/t AuEq cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g/t AuEq cut-off at DeLamar and 0.2 g/t AuEq at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The DeLamar Project mineral resources are inclusive of the mineral reserves discussed herein.  The mineral reserve statement included herein has an effective date of January 24, 2022 and is unaffected by the mineral resource update included herein.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserves

The DeLamar Report also includes the results of a PFS and mineral reserve statement on the DeLamar Project included in the NI 43-101 technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.

Mr. Dyer, P.E., the responsible qualified person for the mineral reserve estimate in the aforementioned technical report and included in the DeLamar Report, reviewed the updated mineral resource model and determined that the updated mineral resource model did not materially change the mineral reserve statement included in the aforementioned technical report.  Accordingly, the results of the PFS and the mineral reserve statement have been reproduced in the DeLamar Report and remain unaffected by the updated mineral resource.  The PFS and mineral reserve statement have an effective date of January 24, 2022.

Mr. Dyer has used Measured and Indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits.  Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  Mr. Dyer then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

The economic parameters and cut-off grades used in the estimation of the mineral reserves are shown in Table 1-4  The overall leaching process rate is planned to be 35,000 tonnes (38,581 tons) per day or 12,600,000 tonnes (13,889,123 tons) per year for both Florida Mountain and DeLamar oxide and mixed material.  DeLamar leach processing will also include agglomeration.  Initially only the oxide and mixed material will be processed, then starting in year 3, non-oxide will be processed through a plant constructed to operate at a rate of 6,000 tonnes (6,614 tons) per day or 2,160,000 tonnes (2,380,992 tons) per year.

The cut-off grades applied reflect the cost to process material along with G&A and incremental haulage costs.  Note that royalties are built into the block values and are considered in determining whether to process the material.  While the DeLamar non-oxide breakeven cut-off grade would be $11.44/t according to the applicable costs, a cutoff of $15.00 was assigned to enhance the project's economic performance.

Table 1-4 DeLamar and Florida Mountain Economic Parameters

Total proven and probable reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver (Table 1-5).  The mineral reserves point of reference is the point where material is fed into the crusher.

Table 1-5 Total Proven and Probable Reserves, DeLamar and Florida Mountain

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC, in Reno, Nevada, is a "qualified person" as defined in NI 43-101, and is responsible for reporting proven and probable mineral reserves for the DeLamar Project.  Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of US$1,650 per ounce Au and US$21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cut-off grades representing the cost of processing:

5. Florida Mountain oxide leach cut-off grade value of $3.55/t.

6. Florida Mountain mixed leach cut-off grade value of $4.20/t.

7. Florida Mountain non-oxide mill cut-off grade value of $10.35/t.

8. DeLamar oxide leach cut-off grade value of $3.65/t

9. DeLamar mixed leach cut-off grade value of $4.65/t.

10. DeLamar non-oxide mill cut-off grade value of $15.00/t.

11. The mineral reserves point of reference is the point where is material is fed into the crusher.

12. The effective date of the mineral reserves estimate is January 24, 2022.

13. All ounces reported herein represent troy ounces, "g/t Au" represents grams per gold tonne and "g/t Ag" represents grams per silver tonne.

14. Columns may not sum due to rounding.

15. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

16. Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

Mining Operations

The PFS reproduced and presented in the DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Mining will utilize 23-cubic meter (30-cubic yard) hydraulic shovels along with 13-cubic meter (16.7-cubic yard) loaders to load 136-tonne capacity haul trucks.  The haul trucks will haul waste and ore out of the pit and to dumping locations.  Due to the length of ore hauls, the ore will be stockpiled near the pits followed by loading into a Railveyor system which will convey the ore into a crusher.  The Railveyor system will be supplemented with haul trucks on an as needed basis.

Waste material will be stored in waste-rock storage facilities ("WSRFs") located near each of the Florida Mountain and DeLamar deposits, as well as backfilled into pits where available.  The exception is the Milestone pit, from which waste material will be fully utilized for construction material for the tailing storage facility ("TSF").

Production scheduling was completed using Geovia's MineSched™ (version 2021) software.  Proven and probable reserves along with waste material inside pit designs previously discussed were used to schedule mine production.  The production schedule considers the processing of DeLamar and Florida Mountain oxide and mixed material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching.  DeLamar and Florida Mountain non-oxide material would be processed using flotation followed by cyanide leaching of the flotation concentrate.

An autonomous Railveyor light-rail haulage system will be used to transport ore from the open pits to the crusher facility.  Utilizing the Railveyor system allows the opportunity to realize cost savings compared to typical truck haulage.  This system, in conjunction with the planned solar and liquid natural gas electrical microgrid will reduce the overall fuel consumption and carbon footprint of the project.

The PFS has assumed owner mining instead of the more expensive contract mining.  The production schedule was used along with additional efficiency factors, performance curves, and productivity rates to develop the first-principal hours required for primary mining equipment to achieve the production schedule.  Primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.  Support, blasting, and mine maintenance equipment will be required in addition to the primary mining equipment.

Processing and Recovery Operations

The PFS envisions the use of two process methods for the recovery of gold and silver:

  Lower-grade oxide and mixed materials will be processed by crushed-ore cyanide heap leaching; and

  Non-oxide material will be processed using grinding followed by flotation, and very fine grinding of flotation concentrate for agitated cyanide leaching.

Heap-leach and milling ores will be coming from both the Florida Mountain and DeLamar deposits.  Pregnant solutions from the heap-leach operation and from the milling operation will be processed by the same Merrill-Crowe zinc cementation plant.  Processing will start with heap leaching in the first two years of operation.  Milling of higher-grade non-oxide ore will start in the third year of operation.

Both Florida Mountain and DeLamar oxide and mixed ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in three stages to a nominal size of 80% finer than (P80) 12.7-millimeter (0.5 inches), at a rate of 35,000 tonnes per day.  About 45% of DeLamar ore is expected to require agglomeration.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Pregnant leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The precipitate will be filtered, dried, and smelted to produce gold and silver doré bullion for shipment off site.

The milling process will start with primary crushing of the ore to a nominal P80 of 120 millimeter (4.72 inches), followed by grinding in a SAG mill-ball mill circuit to a P80 of 150 microns.  The ball mill discharge will be pumped to hydrocyclones, with the hydrocyclone overflow advancing to flotation and the underflow returning to the ball mill.

The flotation circuit will produce a sulfide concentrate that will recover gold and silver from the ore.  This flotation concentrate will be reground to a nominal P80 of 20 microns before being leached in agitated leach tanks.  Pregnant solution will be separated using a CCD circuit that employs dewatering cyclones and thickeners.  The pregnant solution is then sent to the Merrill-Crowe plant and gold smelting facility to produce gold and silver doré bullion.

The flotation tailing stream will be thickened and pumped to the tailing storage facility.  The concentrate leach residue will be sent to cyanide destruction, then stored in a separate concentrate leach tailing storage facility.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

The infrastructure for the DeLamar Project has been developed to support mining and processing operations.  This includes the access road to the facilities, power supply, Railveyor, communication, heap-leach pads, process plant, and ancillary buildings.  This also includes haul roads within the mining area as well as the mine waste storage facilities.

The main access to the DeLamar Project is via gravel roads from Jordan Valley, Oregon, as used for previous mining at DeLamar.  The existing DeLamar Project site access road is located on the east side of Henrietta Ridge extending from the DeLamar Road across Jordan Creek to the western side of the existing reclaimed Kinross tailing impoundment.  This existing site access road is expected to become unusable due to its proximity to the proposed Milestone pit haul road and DeLamar West WRSF.  Therefore, the PFS proposes relocating the site access road to the west side of Henrietta Ridge.

Haul road access between the DeLamar Area mine and Florida Mountain Area will need to be improved for use with the proposed mining equipment.  This access will be utilized for delivery of all consumables, as well as any required construction materials and equipment.  This will also be the primary access for all personnel working at the Florida Mountain Area.

The electrical power demand at the DeLamar Project facilities is currently estimated at 13.5 MW for initial heap-leach process operations, with an additional load of 9.8 MW for the mill circuit.  The demand will vary according to the quantity of each ore type to be processed.  The average load for the mine is forecast to be 11.6 MW (Table 18.1) with a peak demand of 23.4 MW.  Lifetime electricity consumption is estimated to be 1.8 million MWh.

Existing electrical infrastructure on the DeLamar Project site consists of a 69 kV transmission line operated by Idaho Power Company. Significant upgrades to existing electrical infrastructure would be required to meet the anticipated load increase associated with the DeLamar Project, including construction of new 138 kV transmission lines, substations and tap station upgrades. To reduce capital expenditures of energy infrastructure, ensure power supply resilience and reduce emissions, Integra plans to power the project through an on-site microgrid with a solar electrical generation system and an LNG plant.

The DeLamar Project will utilize a Railveyor light rail haulage system to transport ore from the open pits to the crusher facility. The Railveyor system is an autonomous materials haulage system consisting of transport trains, light-rails, electrical drive stations, and materials loading and discharge stations.  The system functions similar to a conveyor, but is designed to be modular and relocatable, allowing improved operational flexibility and lower cost.  By leveraging the Railveyor system, the DeLamar Project has a unique opportunity to realize cost savings compared to typical truck haulage, while reducing its overall fuel consumption and carbon footprint and automating many essential functions that typically would require on-site personnel.

The heap-leach pads ("HLP" or "HLPs") will be located immediately north of the crushing facility in portions of Sections 3, 4, 9 and 10, Township 5 South, Range 4 West.  The site slopes northerly toward Jordan Creek at an average gradient of 12.5 percent.  The HLPs will be constructed in two phases. The phase 1 portion will be constructed on a feature locally identified as Jacobs Ridge and into an adjacent valley to the west (herein referred to as the "unnamed gulch" or the "valley").  The site is generally underlain with a basalt which is overlain with a thin veneer of colluvium derived from weathering of the basalt and interbeds of tuff.  Upper portions of the HLPs are underlain with porphyritic latite lava flows.  The northern extent of the Jacobs Ridge pad area is underlain by a Miocene age rhyolite dike or plug.  Geotechnical drilling in the Jacobs Ridge portion of the site in 1988 identified discontinuous layers of weathered tuff that had low shear strength.  An initial auger drilling program on the western side of the site did not encounter the tuffaceous material encountered on Jacobs Ridge.

Phase 2 portion of the HLP will consist of a westerly extension of the pad and tying in the area between the west side of the Jacobs Ridge pad and the east side of the phase 1 valley pad. Construction of phase 2 will begin two years ahead of when the extended pad is needed, assumed in year 3 of operation.  Phase 2 construction will be performed in the same sequence of activities and will add approximately 30% to the pad footprint.  The total volume of ore to be placed on the HLP is between 95 million tonnes and 100 million tonnes which may include up to 2 million tonnes placed at the southern end of the Jacobs Ridge portion of the phase 1 pad to minimize recovery time from the final ore placed on the pad.

The primary flotation TSF for the DeLamar Project will be located in Sections 30 and 31, Township 4 South, Range 4 West, and Sections 25 and 36, Township 4 South, Range 5 West, in Slaughterhouse Gulch, approximately 6.0 kilometers (3.7 miles) west of the new mill site.  Slaughterhouse Gulch is a natural drainage that descends to the south primarily on State and BLM lands.  The TSF will be a zoned earth and rockfill embankment that will be located where the valley narrows approximately 1km (0.6 miles) north of its confluence with Jordan Creek.  The Slaughterhouse Gulch TSF will impound flotation tailing that have not been processed by cyanidation and therefore will not be lined in accordance with IDEQ Rules 58.01.013.  The earth dam will be designed in accordance with Idaho dam safety regulation IDAPA 37 - DEPARTMENT OF WATER RESOURCES Water Allocations Bureau 37.03.05 - Mine Tailings Impoundment Structures.

The concentrate leach tailing storage facility ("CLTSF") will be a smaller, 26 hectare (64.2 acre) impoundment for containment of flotation concentrates from the milling process after they have been leached with cyanide to remove precious metals.  To aid in settling, this fine material (P80 of 20 microns) will be blended with a small stream of coarser flotation tailing in roughly a 1:1 blend.  The location of this CLTSF is immediately south of the HLP at the head of the unnamed drainage.  The construction of the CLTSF in this location will involve placing fill from the Jacobs Ridge pad area to provide initial stormwater storage and then installing a liner system in year 2 that will meet the lining requirements of the IDEQ Rules 58.01.13 - Rules for Ore Processing by Cyanidation.  In accordance with the regulation, the lining system will consist of 61 centimeters (24 inches) of compacted clay overlain with an 80-mil thick HDPE liner - or approved equivalent.  The downstream side of the TSF will be constrained by crushed ore placed in the south end of the HLPs.  A geotextile will be placed on the ore to allow drainage from the CLTSF into the ore to enhance consolidation of the tailing during operation and following closure.  Excess fluids will be decanted from the surface of the impoundment and pumped back to a tank for re-introduction into the process water stream.  Since this impoundment will be constructed in accordance with the IDEQ Cyanide Rules, in may also be used for temporary storage of excess fluids containing cyanide due to precipitation events on the HLP.

The proposed heap-leach facility will be located between the DeLamar and Florida Mountain Area pits.  The primary crusher and process facilities will be located just south of the HLPs.  Ore will be conveyed from the primary crusher to oxide or non-oxide coarse ore stockpiles accordingly.

WRSFs, along with backfill areas, have been designed for the PFS to contain the waste material mined from the different pit phases.  A single WRSF design is planned for the Florida Mountain Area along with a two backfill dumps into the Florida Mountain Area phase 1 and 2 pits.  Material from Florida Mountain Area phase 1 will be placed into the primary WRSF.  Phase 2 waste material will also be placed into the primary WRSF except for some upper areas of the pit where some waste will be backfilled.  Phase 3 waste material is planned to be placed into the backfill dump as available while the remaining waste material will be placed into the Florida Mountain Area WRSF.  The total capacity of the WRSF is 32.2 million cubic meters (42.1 million cubic yards).  The remaining 23.4 million cubic meters (30.6 million cubic yards) of waste material will be placed into backfill.

Three WRSF designs were created for the DeLamar Area which includes a West WRSF, East WRSF, and a North WRSF.  The West and East WRSFs are intended for storage of material from the DeLamar Main phase 1 pit.  Both dump designs include a roadway that will be built into the WRSFs to allow haulage through the main pit exits for both DeLamar Main and Sullivan Gulch pits.  The East WRSF creates its haulage road through a valley to the south of the deeper Sullivan Gulch phase 2 pit.  This road is anticipated to be in place well before the mining of Sullivan Gulch phase 2.  The total West DeLamar WRSF total capacity is 5.9 million cubic meters (7.7 million cubic yards).  After the roadway is completed, the East WRSF is to be expanded to the south.  The total East DeLamar WRSF total capacity will be 50.0 million cubic meters (65.4 million cubic yards).

The North WRSF will be located in a valley to the north of the Main and Sullivan Gulch pits.  This will be used for the Main pit phase 2 waste along with Sullivan Gulch pit waste.  The designed capacity of the North WRSF is 26.4 million cubic meters (34.5 million cubic yards).  As available, additional waste will be placed into the Main phase 1 pit and from the Main phase 2 pit as backfill. Additional backfill material will be placed into the Main phase 2 pit from Sullivan Gulch phase 1 mining.

Other buildings located on or near the process facilities pad include the administration/change building, a substation, assay lab, Merrill-Crowe plant, and water treatment plant.

It is anticipated that there will be several freshwater wells on-site that will provide the requirements of the DeLamar Project.  Fresh water will be stored in a fresh/fire water tank that will have reserve storage dedicated for fire protection.  The balance of the fresh/fire water volume will be utilized to supply the demands of the process as well as mine dust suppression.

Stormwater from the site will be managed as contact and non-contact stormwater.  Non-contact stormwaters are the flows that do not come in contact with ore or mine processing facilities.  Non-contact flows will be diverted and conveyed around the sites and directly discharged to existing stream channels.  Contact stormwater will be utilized within the process to the greatest extent that allows the process to maintain a neutral balance.  If there is excess contact water within the process, the excess will be routed to a water treatment plant.  There is an existing water treatment plant at the project site.  An allowance has been included for additional water treatment capacity consisting of a plant with solids separation and treatment, as required, to allow for discharge to existing stream channels or re-use in the process system.

Mine site personnel requirements are shown in the table below.  This includes administrative, mining, and processing.  In addition, there would be approximately 80 additional personnel working on-site during construction.

Table 1-6 Mine, Process and Administrative Personnel

	Units	Pre-Prod	Yr_1	Yr_2	Yr_3	Yr_4	Yr_5	Yr_6	Yr_7	Yr_8	Yr_9	Yr_10	Yr_11	Yr_12	Yr_13	Yr_14	Yr_15	Yr_16	Yr_17	Yr_18	Max
Administration	#	24	27	24	24	24	24	24	24	24	24	24	24	17	14	14	14	14	14	-	27
Mining Personnel
Mine General Personnel	#	22	22	22	22	22	22	22	22	22	22	22	22	15	15	15	15	15	11	-	22
Operators	#	60	97	113	117	117	117	117	97	91	91	91	91	60	44	36	32	32	28	-	117
Mechanics	#	30	49	59	59	59	59	59	51	47	47	47	47	31	23	19	15	15	13	-	59
Maintenance	#	25	25	25	25	25	25	25	25	25	25	25	25	15	15	15	15	15	14	-	25
Total Mine Personnel	#	137	193	219	223	223	223	223	195	185	185	185	185	121	97	85	77	77	66	-	223
Process Personnel
Process General Personnel	#	7	7	7	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	-	14
Operators	#	10	21	21	46	46	46	46	46	46	46	46	46	46	46	46	46	46	46	-	46
Assay Lab	#	6	6	6	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	-	12
Maintenance	#	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	7	-	7
Total Process Personnel	#	30	41	41	79	79	79	79	79	79	79	79	79	79	79	79	79	79	79	-	79

Total Project Personnel	#	191	261	284	326	326	326	326	298	288	288	288	288	217	190	178	170	170	159	-	326

Environmental Studies

The review and approval process for the PoO by the BLM constitutes a federal action under the National Environmental Policy Act ("NEPA") and BLM regulations.  Thus, for the BLM to process the PoO, the BLM is required to comply with the NEPA and prepare either an Environmental Assessment, or an Environmental Impact Statement ("EIS").  Based on discussions with the BLM, Integra anticipates an EIS will be required to comply with NEPA.

Integra has contracted qualified third parties to perform environmental adequacy reviews of all available existing environmental baseline reports and data compiled from 1979 through present.  Additionally, an EA was approved in 1987 for the DeLamar Silver Mine and an EIS was approved in 1995 for the Stone Cabin Mine by previous operators for the site.

In 2020, Integra conducted a technical adequacy audit of all existing environmental information, and began the collection of surface water hydrology and quality, ground water hydrology and quality, geochemistry, water rights and geotechnical/engineering.

Baseline studies for surface water were initiated in spring of 2020 and ground water studies were initiated in the spring of 2020.  Geotechnical investigations for site features commenced in 2021 and geochemical fieldwork and kinetic testing commenced in 2020 and will continue into 2024.

In 2021, Integra, working closely with the BLM and state agencies, completed the review and approval of the initial environmental baseline work plans. In conjunction with the MPO proposed action, baseline studies were updated in 2022 and 2023 to account for revised and new proposed site features. Baseline surveys initiated in accordance with the 2021 plans of study and continued in 2023 with the updated 2023 plans of study where all baseline studies were completed by the end of the 2023 field season in preparation for filing of the MPO. All baseline technical reports are underway and anticipated to be completed by the end of 2023/early 2024.

The data collection and technical reports are scheduled to be completed in the second half of 2023/early 2024. The entire DeLamar mining district has been studied extensively, both historically and currently; therefore, ensuring scientific integrity of the methodologies and analysis used to collect the data and ultimately a meaningful analysis would be conducted allowing for a reasonable comparative assessment of the alternatives.

Permitting

The MPO is submitted to the BLM for any surface disturbance in excess of five acres (2.02 hectares). The MPO describes the operational procedures for the construction, operation, and closure of the project. As required by the BLM, the MPO includes a waste-rock management plan, quality assurance plan, a storm water plan, a spill prevention plan, reclamation plan, a monitoring plan, and an interim management plan. In addition, a reclamation report with a Reclamation Cost Estimate ("RCE") for the closure of the project is required. The content of the MPO is based on the mine plan design and the data gathered as part of the environmental baseline studies. The MPO includes all mine and processing design information and mining methods. The BLM determines the completeness of the MPO and, when the completeness letter is submitted to the proponent, the NEPA process begins. The RCE is reviewed by BLM and the bond is determined prior to the BLM issuing a decision on the MPO.

In December 2023, the operational and baseline surveys for the project were completed and operations and design for the project were at a level where an MPO could be developed to the necessary level of detail. On December 20, 2023, the Corporation announced that it had submitted the draft MPO to the BLM.

The project is located in rural Owyhee County, close to the Oregon border. The closest substantial community is Jordan Valley, in Malheur County Oregon. This community is primarily an agricultural-based economy. However, when the mine previously operated in the 1980s and 1990s, many of the employees lived in Jordan Valley.

Capital and Operating Costs

Table 1-6 summarizes the estimated capital costs for the DeLamar Project.  The life of mine ("LOM") total capital cost is estimated as $589.5 million, including $307.6 million in preproduction capital (including working capital and reclamation bond) and $281.8 million for expansion and sustaining capital.  Sustaining capital includes $30.8 million in reclamation costs.  The estimated capital costs are inclusive of sales tax, engineering, procurement, and construction management ("EPCM") and contingency.

Table 1-7 shows the estimated LOM operating costs for the project.  Operating costs are estimated to be $12.93 per tonne processed for the LOM.  This includes mining costs, which are estimated to be $1.90 per tonne mined.  The total cash cost is estimated to be $923 per ounce of gold equivalent and site level all-in sustaining costs are estimated to be $955 per ounce of gold equivalent.

Table 1-6 Capital Cost Summary

Notes:

1. Capital costs include contingency and EPCM costs.

2. Mining equipment includes cost of Railveyor.

3. Major mining equipment assumes financing by equipment vendor with 10% down; principal payments included under sustaining capital column and interest payments included in operating costs.

4. Sustaining capital shown in this table includes expansion capital (non-oxide plant) and principal payment of mining equipment leases (see note 3 above).

5. Working capital is returned in year 17.

6. Cash deposit = 20% of bonding requirement.  Released once reclamation is completed.

7. Salvage value for mining equipment and plant.

Table 1-7 Operating and Total Cost Summary

Notes:

1. By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

2. Co-Product costs are shown as US dollars per gold equivalent ounce.

Economic Analysis

Economic highlights of the PFS for the DeLamar Project include:

  Initial construction period is anticipated to be 18 months;

  After-tax net present value ("NPV") (5%) of $407.8 million with a 27% after-tax internal rate of return ("IRR") using $1,700 and $21.50 per ounce gold and silver prices, respectively;

  After-tax payback period of 3.34 years;

  Year 1 to 8 gold equivalent average production of 163,000 ounces (average 121,000 oz Au/year and 3,312,000 oz Ag/year);

  Year 1 to 16 gold equivalent average production of 110,000 ounces (average 71,000 oz Au/year and 3,085,000 oz Ag/year).

  After-tax LOM cumulative cash flow of $689.3 million; and

  Average annual after-tax free cash flow of $59.8 million during production.

Exploration and Development

The Corporation plans to continue advancing the permitting process at the DeLamar Project and  to work towards completing a feasibility study.

Nevada North Project

The bulk of the information in this section is derived from the "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA" dated July 30, 2023, with an effective date of June 28, 2023 (the "Nevada North Report"). The Nevada North Report has been prepared under the supervision of William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E., Deepak Malhotra, Ph.D. and Ralston Pedersen, P.E., in accordance with the disclosure and reporting requirements set forth in NI 43-101, Companion Policy 43-101CP and Form 43-101F1, as amended.  Mr. Lewis, Mr. Gowans, Mr. Jacobs, Mr. Hanson, Mr. Malhotra and Mr. Pedersen are "qualified persons" under NI 43-101 and have no affiliation with Integra or its subsidiaries, except that of independent consultant/client relationships.

Project Description, Location and Access

The Wildcat and Mountain View deposits (collectively, the "Nevada North Project") comprise certain patented and unpatented lode claims located in northern Nevada, United States of America. Both deposits are northeast of Reno, which is the nearest large city. The Wildcat deposit is located in Pershing County and the Mountain View deposit is located in Washoe County.  The two deposits are located approximately 40 miles (65 km) from one another and Integra plans to combine the two deposits and operate them sequentially as one continuous project.

Wildcat

The Wildcat deposit is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada.  The Wildcat deposit is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Intestate 80 to the town of Lovelock, at approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road, in regular driving condition. The Wildcat deposit is located 4.7 miles after the intersection of this dirt road.

The deposit is located in all or portions of: sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude of the Wildcat deposit are 40.5425° N, 118.7550° W and the Wildcat deposit is at an elevation of approximately 6,299 ft.

The Wildcat deposit consists of 4 patented (Fee Tracts) and 916 unpatented lode claims. The total area is 17,612 acres. The claims are on publicly owned lands administered by the BLM. All of the claims are located in Pershing County in northwest-north-central Nevada. Micon International Limited ("Micon"), who was retained by Integra to assist with and prepare the Nevada North Report, noted that the maintenance fee of US$151,140 has been paid, and the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited, as long as filing payments are made each year.

The mineral claims comprising the Nevada North Project were originally purchased from Clover Nevada Limited Liability Company ("Clover Nevada") a subsidiary of Waterton Precious Metals Fund II Cayman, LP ("Waterton"). On April 29, 2021 all rights were assigned to Millennial NV Limited Liability Company ("Millennial NV").

The Wildcat mineral claims are currently owned 100% by Millennial NV, which is a subsidiary of Integra.

According to certain title opinions, the following royalties apply to the Wildcat deposit:

  Clover Nevada reserved a NSR royalty (the "Clover Royalty"), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Properties (see Nevada North Report). The amount of the Clover Royalty is 0.5%. The Clover Royalty runs with the Original Properties (which includes the Mountain View deposit) and covers any amendments, relocations, replacements, modifications or conversions of the Original Properties.
  1% NSR royalty on the SS claims. This royalty is held of record by RG Royalties, LLC.
  Scaled royalty (0% to 2%) on the Fee Tracts (as defined in the Nevada North Report). The royalty is held of record by RG Royalties, LLC.
  0.4% NSR royalty on Tag #15 through Tag #18 claims. This royalty is held by Raymond Wittkopp.
  US$500,000 production payment on the SS claims and the Tag and Easter claims. This royalty is held by Monex Explorations.

On June 21, 2023, Integra announced that it had received notice from Royalty Consolidation Company, Limited Liability Company ("Royalty Consolidation"), a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada projects (including the Nevada North Project) to a wholly owned subsidiary of Franco-Nevada Corporation ("Franco-Nevada"). The transaction closed on June 15, 2023. No new royalties on the Nevada projects (including the Nevada North Project) were granted as part of the transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.

Mountain View

The Mountain View deposit is located in northwest Nevada, United States, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and at an approximate elevation of 5,000 ft. The Mountain View deposit is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 477 runs north for 75 miles, to the town of Gerlach. At Gerlach, State Route 47 turns to the northeast and at 17.6 miles, once the Squaw Valley Reservoir is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Mountain View deposit, which is located at 2.8 miles from the intersection with the paved route.

The Mountain View deposit lies approximately 15 miles northwest of Gerlach, Nevada in Washoe County. The Mountain View deposit straddles the boundary between the Squaw Valley and Banjo topographic quadrangles.

The Mountain View deposit currently consists of 284 un-patented lode claims with a total area of approximately 5,476 acres. Millennial NV has provided Micon with copies of the mining claim maintenance fee filings, affidavits and notices of intent to hold mining claims, as filed with the BLM. The applicable author of the Nevada North Report noted that the maintenance fee of US$46,860 was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on September 1, 2024.

According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.

The mineral claims were originally purchased from Clover Nevada a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV, a subsidiary of Integra.

The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. Currently Millennial NV owns 100% interest in the Mountain View deposit.

In a lease/option agreement dated June 30, 2000 (the "Wittkopp Lease"), the vendor leased all interest in the Mountain View, Jack (except Jack 67A and Jack 77R) and the Harlen claims to Franco-Nevada. The initial term was for 10 years, with five additional 10-year terms, expiring on June 30, 2060. The Wittkopp Lease requires that the lessee pay a NSR royalty of 1.0% on minerals produced from the Harlan and the Jack claims and an NSR of 0.1% on minerals produced from the Mountain View claims. The Wittkopp Lease grants the lessee a preferential purchase right if the Wittkopp's wish to sell or otherwise transfer the Wittkopp Lease royalty (except in the case of the death of Mr. or Mrs. Wittkopp).

The Wittkopp Lease contains an area of interest provision, such that any new mining claims staked by the lessee or lessor within one-half mile of the initial leased claims are subject to the lease agreement, including the NSR at a rate of 1.0.%. However, there is no specific provision for a claim partly inside and partly outside the specified area.

In addition to any royalties noted above, according to certain title opinions, the following royalties apply to the Mountain View deposit:

  1% NSR royalty on the Jack claims. This royalty is held of record by Franco-Nevada.
  1.5% NSR royalty held by Triple Flag.
  Clover Nevada reserved a NSR royalty, payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Claims (see Nevada North Report). The amount of the Clover Nevada royalty is 0.05%, not subject to proportionate reduction as to production from the Mountain View claims and 0.5%, not subject to proportionate reduction, as to production from the Jack Claims, the Harlan claims and the Rich Claims held of record by RG Royalties, LLC.

History

Wildcat

The history of the property and district has been taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company (Lac Minerals). Mining began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 short tons with a grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat deposit were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside and Wildcat. An 1,800 ft tunnel was completed in 1912 to intersect these veins at the 300 ft to 400 ft level. The veins were reported barren, but were wider than projected (Tullar, 1992).

Monex Explorations (Monex) purchased five unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company (Homestake) took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes Homestake retained an interest in the property between 1984 and 1990.

Touchstone Resources Company Inc. (Touchstone), an exploration subsidiary of Cornucopia, leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an "inferred reserve" of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II (Kemco) optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988, when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.

Lac Minerals acquired the Wildcat deposit in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the property during the period of 1996-1998 and completed some reverse circulation drilling on the property.

Mountain View

The Mountain View deposit is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance zone. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.

From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 ounces (oz) of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940 (WGM, 1997). This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.

There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant amount of exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by NBMG staff geologists.

Rejuvenated exploration began with St. Joe in 1984 in the vicinity of the Mountain View mine and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. (Degerstrom) from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. (Canyon) from 1992 to 1994, Homestake Mining Co. (Homestake) from 1995 to 1996 and, finally, Franco-Nevada Mining Corp. (Franco-Nevada) in 2000 and 2001.

In 1992, the Severance zone was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.

Geological Setting, Mineralization and Deposit Types

The Wildcat and Mountain View deposits both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, Sierra Nevada on the west, Snake River Plain on the north, Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km in size. The majority of the Great Basin is occupied by the state of Nevada (Dickinson, 2006). The evolution of geology in the Great Basin spans from the Archean to present and is detailed by Dickinson (2006).

The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View deposits are located, is at the intersection of two geologic domains, defined by John (2001) as, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage. Underlying these Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks.

Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite, and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield and Tonopah.

The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Located in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.

The Wildcat and Mountain View deposits are both low-sulphidation (quartz-calcite-adularia-illite) epithermal gold deposits within the Biomodal basalt-rhyolite assemblage in the northwestern Great Basin.

Wildcat

The Wildcat deposit lies in the Seven Troughs Range, which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat deposit. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs, and Quaternary alluvium mask much of the area.

Deformation in the property area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization.

Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.

Precious metal mineralization at the Wildcat deposit occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 m long, 1,500 m wide and 150 m deep, with some areas containing significantly higher gold mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.

Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.

Mountain View

The geology around the Mountain View deposit consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the deposit.

Mapping shows that the western portion of the property area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and is has geometry consistent with broader Basin and Range faulting in northwestern Nevada.

Since the late 1980s two mineralized zones, Severance and Buffalo Hills, have been the target of exploration at Mountain View. The Nevada North Report focuses on the Severance area, as that is where drilling during 2021 and 2022 was completed. The Buffalo Hills mineralized zone is not the subject of the Nevada North Report.

The Severance zone is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the zone, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance zone is overlain by 500 ft to 700 ft of Quaternary alluvial cover.

A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.

Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium (Homestake, 1996).

The mineralized zone at the Mountain View deposit has a roughly tabular shape, striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 ft and 1,000 ft below surface. Two different styles of epithermal gold mineralization are recognized as occurring on the deposit:

Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.

Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance zone area.

Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 Ma to 15 Ma.

Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.

The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.

Low sulphidation epithermal mineralization at the Severance zone has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization, hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as being strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.

Exploration

Millennial, prior to the acquisition by Integra, undertook a mapping and surface sampling program at Wildcat during the 2021 and 2022 field seasons.  The aim of this program was to identify areas of interest for additional exploration drilling and to gain a broader understanding of the mineral potential of Wildcat.  In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus gaining a comprehensive and representative understanding of which lithologies and areas have the best potential for hosting potentially economic gold mineralization.

A field mapping program of the lithology, alteration and geological structures was carried out by Millennial at Wildcat. Field mapping covered the entire Wildcat deposit area, but particular attention was given to the main Wildcat deposit area. Results of the mapping and exploration campaigns indicated that there is good potential for additional mineralization beyond of the areas covered by the PEA discussed in the Nevada North Report.

Neither Millennial nor Integra has undertaken any surface exploration at Mountain View.

Drilling

Wildcat

In 2022, Millennial completed a 12-hole (1,297.99 m) drill program on the Wildcat deposit, totalling 1,297.99 m.

Historical drilling provided ample evidence for a gold deposit at Wildcat and, thus the 2022 drill holes were designed to primarily collect metallurgical and geotechnical information. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting there is additional mineralization that can be added to the resource at Wildcat and that further exploration is warranted.

Mountain View

The drill program at Mountain View consisted of 32 drill holes, totalling 8,107.6 m. Two of the holes, MVRC-0001 and MVRC-0002 were drilled using reverse circulation. These holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at Mountain View were diamond bit core holes that were all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice in size while drilling, from PQ to HQ and from HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013 and 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling closer to the interpreted location of the mineralization. Core holes were drilled with CT14 and CT20 drill rigs.

Throughout the program, drilling conditions were difficult, and nine holes were lost.

Historical drilling provided ample evidence for a gold deposit at Mountain View, and holes for the Millennial drilling campaign were designed primarily to collect metallurgical and geotechnical information, while focusing on minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.

Over 50% of the holes drilled at Mountain View in 2021 and 2022 intersected mineralization, suggesting that the mineralization is fairly continuous. Some drill holes intersected economic gold grades outside the area of the pit designed for the PEA and this tends to reinforce the hypothesis that there are areas with the potential to host additional economic mineralization at Mountain View.

Sampling, Analysis and Data Verification

Sample handling and security procedures were managed by Millennial personnel. These procedures are described below:

Following extraction from the core tube, diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes were labelled with the drill hole number, the box number, and the depth interval, then lidded and stacked. Boxes were picked up on a regular basis and delivered to the core logging facilities. Wildcat samples were delivered to the core logging facility in Lovelock (Nevada) and Mountain View samples were delivered to a core logging facility in Gerlach (Nevada).

At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded using MX Deposit database. Geological logs (Lithology, Alteration, Oxidations, Structures) and sample intervals are marked with aluminum tags and unique sample identification numbers, and input into MX Deposit as well. Drill core was then photographed and sent to the core cutting facility. Millennial core cutters half cut the drill core using a Corewise Automatic Core Saw. Half the core is placed back in the core box and the other half is placed in a sample bag, labelled with the corresponding sample identification number. Boxes of half cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to American Assay Lab (AAL).

During staging for dispatch, standard and blank samples are inserted into the sample sequence for QA/QC. Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering. A sample list and sample submittal form are inserted into the first bag for each shipment. All samples were delivered to AAL by Millennial staff. Chain of custody forms are signed by Millennial and AAL staff.

Samples are dried and crushed to a size of -6 mesh and then roll-crushed to -10 mesh. Two-kilogram splits of the -10-mesh materials are pulverized to 95% passing -150 mesh. 30-gram aliquots are then analyzed for gold by fire-assay fusion with ICP finish. Silver and 38 major, minor and trace elements are determined by ICP and ICP-MS, following a 5-acid digestion of 0.50-gram aliquots. Samples that assay greater than 10 g Au/t are re-analyzed by fire-assay fusion of 30-gm aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t are also re-analyzed by fire-assay fusion with a gravimetric finish.

The following summarizes the 2022 QA/QC program for samples from Wildcat and Mountain View:

Calibration and repeatability of measurements are monitored by the use of CRMs. This part of the QA/QC program allows for verification of the proper calibration of the laboratory analytical equipment (AA, ICP or ICP-MS), the possible analytical drift of equipment, and the accuracy and precision of the measurements. It assists in the detection of any potential systematic errors and identifies the need for implementation of corrective actions.

Contamination during preparation is monitored by the routine insertion of coarse barren material (a "blank"), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure or sample solution carry-over during instrumental finish. The blank samples used at both Wildcat and Mountain View were white pebbles or coarse marble chips purchased from a hardware store.

Samples variability and representativeness of the sampling is assessed using duplicate samples. The duplicate samples are prepared by the laboratory after the crushing of original samples. The duplicates assay informs on the repeatability of the grade, providing useful information on the nugget effect and sampling error related to the homogeneity present in the samples.

During applicable site visits, Mr. Lewis focussed his inspection on the verification of drilling methodology and procedures, drill logging and sampling procedures and the QA/QC procedures. Logging procedures and sampling of the core were discussed along with the insertion of standards, blanks and duplicate samples. A number of samples from the Nevada North Project were chosen for independent re-assaying, under Micon's control.

Mineral Processing and Metallurgical Testing

Historical metallurgical testwork has been undertaken on both the Wildcat and Mountain View deposits and Millennial, prior to its acquisition by Integra, undertook further testwork, summarized below.

Wildcat

The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominant mineralization-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

Bottle roll tests with both coarse and fine material indicated a significant negative relationship between gold recovery and sulphur content, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur.

Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggests that oxidized granodiorite may require cement agglomeration or blending with high permeability material.

During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.

Wildcat samples were classified as "very soft" in terms of crusher work index and "moderate to very abrasive" based on Bond abrasion index tests.

Mountain View

The Mountain View composite samples selected by Millennial to represent typical oxide mineralization within the mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.

Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than gold extraction from oxide mineralization.

Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.

Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxide samples.

During the column tests, there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.

Mountain View samples were classified as "very soft" in terms of crusher work index and "moderately abrasive to abrasive" based on the Bond abrasion index tests.

Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.

Mineral Resource Estimate

Wildcat

William Lewis P. Geo, of Micon has classified the Wildcat deposit mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1-8 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Table 1-8 Wildcat Deposit June, 2023, Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Wildcat deposit. Mr. Lewis is an independent "qualified person", as defined in NI 43-101.

4. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

5. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

6. The inverse distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

7. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

8. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.

Mountain View

William Lewis P. Geo, of Micon has classified the Mountain View deposit mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1-8 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

Table 1-9 Mountain View Deposit June, 2023, Mineral Resource Estimate Statement

Notes:

1. Effective date of the mineral resource estimate is June 28, 2023.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Mountain View deposit. Mr. Lewis is an independent "qualified person", as defined in NI 43-101.

4. The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).

5. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

6. Inverse distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

7. Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.

8. The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

9. Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.

Mining Operations

Economic pit limit analysis for the Nevada North Project was carried out using the Lerchs-Grossmann algorithm, incorporating economic and geometrical parameters provided for the Nevada North Project. Various mining and processing scenarios based on different throughput rates were examined.

Pit Optimization Parameters

Technical and economic parameters were established for each scenario, including mining costs, process costs, general and administrative (G&A) costs, dilution and metallurgical recoveries.

All throughput scenarios assumed mine operating costs comparable to similar projects in Nevada. The mining cost was further refined using the mine schedule to reflect specific operational requirements.

For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.

Process costs were initially estimated based on processing models and were further refined with the final mine plan.

General and administrative costs were determined based on personnel, supplies, and other expenses required to support the operation.

Recoveries were based on the results of metallurgical testwork conducted.

While pit optimizations considered various metal prices, the base metal prices used in the economic analyses were US$1,700 per ounce of gold and US$21.00 per ounce of silver.

Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. No royalty factors were directly applied to the optimization; instead, royalties were calculated based on the final schedule, considering all permits that overlap with the properties.

Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.

Mountain View Pit Optimization

The pit optimization for the Mountain View deposit was conducted using the same parameters as those used for the Wildcat Project, with gold prices ranging from US$500 to US$2,000 per ounce.

Like Wildcat, the ultimate pit limit for design purposes, representing the base-case pit, was selected as the optimized pit at a gold price of $1,200 per ounce.

Combined Selected Shell

The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Nevada North Project while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Nevada North Project generates value while maintaining an efficient capital utilization strategy.

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations.

Wildcat Pit Design

The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. It is planned to mine all six phases simultaneously to achieve a well-blended production.

The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.

The mineral resources within the final pit designs were estimated using a volumetric report. Due to lower recovery rates in the fresh material at the Wildcat deposit, only oxide and transition material from the pit was included for processing in the production schedule. Additionally, a dilution factor of 1% was applied to the mineralized tonnes in the production schedule.

Mountain View Pit Design

The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material flows and the cost/revenue streams.

In addition to the determination of resources within the final pit designs, a dilution factor of 5% was applied to the mineralized tonnes during the production scheduling process.

Wildcat Waste Disposal

The site at Wildcat has varying topography with very few level areas upon which to locate a waste dump. Two waste storage areas were designed for the Wildcat deposit with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.

The waste dump designs were based on a bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. The road to the dump is 30 m wide with a gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.

The total dump capacity at Wildcat is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/cm3).

Mountain View Waste Disposal

The site at Mountain View slopes to the southwest. The design for Mountain View incorporates a waste dump, based on the same parameters as at Wildcat. The dump is situated to the south of the pit, with a 100 m buffer around the pit edge and two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.

The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of 2.0 t/m3.

Mineralized Material Stockpile Facilities

Two mineralized material stockpiles have been designed, one for each deposit, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle (IRA) of 18°.

At Wildcat, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

At Mountain View, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 t/m3.

Production Scheduling

The mine production schedule was created with a cut-off grade of 0.15 g/t of gold applied to all material across both deposits.

Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The highest NPV for Wildcat was achieved at a processing rate of 30,000 t/d, while Mountain View showed the highest NPV at a rate of 20,000 t/d.

To minimize capital requirements and maximize NPV, the Nevada North Project has been designed to share resources. Consequently, a processing rate of 30,000 t/d was retained for the Nevada North Project. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at Mountain View is not optimized.

The scheduling process was designed to optimize NPV and IRR. There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.

Production at Wildcat is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to Mountain View from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, Wildcat will be completed, and the remaining mining resources will be relocated to Mountain View to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7. Table 1.7 summarizes the mine production schedule for the Nevada North Project.

Mine Equipment Requirements

For the current PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.

In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.

Mine Operations Personnel

Based on the production schedule and equipment requirements, the estimate for mine operations personnel was performed. The mine is expected to operate 24 h/d, employing three crews of workers who will work 12-hour shifts on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.

Processing and Recovery Operations

Run-of-mine ("ROM") material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.

The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.

After stripping of metals at the Adsorption, Desorption, Recovery ("ADR") plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.

Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.

For each of Wildcat and Mountain View, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.

Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.

Reagents and consumables were estimated using the metallurgical testwork performed at McClelland. Reagent costs were estimated using actual quotes for lime, cyanide and carbon) and benchmark costs for lesser items.

Water will be supplied from wells near the processing facility. The Wildcat processing facility will need approximately 800 gpm (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.

Infrastructure, Permitting and Compliance Activities

All buildings at the Nevada North Project will be designed using modified shipping containers/conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow buildings to accommodate storage, offices, change rooms, and restrooms. The following buildings are planned for both Wildcat and Mountain View: maintenance facility, warehouse, process facility, and assay laboratory.

A separate process facility will be installed at each of Wildcat and Mountain View. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column ("VCIC"), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be erected on a concrete containment which will drain to the pregnant solution pond.

The preliminary designs for the Wildcat and Mountain View heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.

Both the Wildcat and Mountain View deposits will use conventional open pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad, with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), (0.93 Mm3) and the Mountain View pad will have a total lined area of approximately 5.9 million ft2 (0.54 Mm3). Mineralized material for both pads is planned to be placed to a maximum height up to 330 ft.

The Wildcat pad will have a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The Mountain View pad will have a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).

For both Wildcat and Mountain View, barren leach solution (BLS) is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.

For the purposes of heap sizing and stacking, the recovery cycle for Wildcat was estimated at 45 days, and the recovery cycle for Mountain View was estimated at 35 days.

Both of Wildcat and Mountain View will require permitting through the same state and federal regulatory agencies. County level permitting will be separate permitting paths. As a result, the type of permits required as well as the permitting process, costs and associated timelines for both Wildcat and Mountain View will generally be similar.

Exploration Plan of Operations/Reclamation Permit Applications ("ExPO") for both Wildcat and Mountain View were submitted in 2023 to the BLM and Nevada Division of Environmental Protection - Bureau of Mining Regulation and Reclamation ("NDEP-BMRR"). The ExPOs will allow for large scale mineral exploration and additional baseline data collection for the mine-level projects at both sites. Exploration baseline data collection at both Wildcat and Mountain View has been conducted in support of the ExPO since 2021, with some of the data being relevant to future mine-level permitting. These baseline reports have been submitted to the BLM and are currently under review. Once accepted the baseline data will be utilized to analyze the potential impacts of both Wildcat and Mountain View exploration level under the NEPA which mandates federal agencies to analyze and consider likely environmental impacts of a proposed action and alternatives of a project occurring on federal land. The exploration projects will most likely be analyzed through the development of a separate Environmental Assessment ("EA") for each location. Once the Nevada North Project has been analyzed, exploration-level activities will be authorized by the BLM and NDEP-BMRR. No significant additional permitting will be required for exploration level operations.

Integra will then develop a MPO for each of Wildcat and Mountain View. Initial engagement with the BLM regarding the MPO for each of Wildcat and Mountain View has already occurred. Approval of the MPO requires an environmental analysis be performed by the BLM under NEPA. This analysis will be presented in either an EA or an EIS which is the major Federal permitting requirement for Wildcat and Mountain View. The Finding of No Significant Impact ("FONSI") or the ROD will be the final approval and will allow mine-level operations to proceed. Mine level activities are most often analyzed with an EIS but can be analyzed with an EA if the operation would not result in significant impacts. A brief outline of the EIS schedule follows:

  Begin baseline studies and engage with BLM (Months 1 to 24).
  Prepare and submit Plan of Operations and other local and state permit applications (Months 20 to 30).
  Prepare and issue draft EIS including public review (Months 25 to 42).
  Final EIS and ROD (Months 42 to 44).

This schedule assumes a best-case scenario of approximately three and a half years and assumes a concurrent baseline data collection program. There are currently no know environmental issues at either the Nevada North Project that would drastically delay the schedule or that could impact Integra's ability extract the mineral resources.

Capital and Operating Costs

The capital cost estimate was developed using current and historical quotes and bulk materials costs based on similar projects, with allowances for the location of the Nevada North Project relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for Mountain View. The first scenario starts mining at Mountain View two years after Wildcat and progresses concurrently. The relative proximity of the two deposits allows the carbon from Mountain View to be processed at Wildcat. The second scenario begins mining at the Mountain View sequentially, following the completion of mining at Wildcat. This scenario allows the mining fleet at Wildcat and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lower capital expenditures.

An operating cost estimate was developed for the Nevada North Project using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland Laboratories, and operational experience in the local area.

Economic Analysis

The life-of-mine (LOM) base case cash flow is summarized in Table 1-10.

Table 1-10 Summary LOM Cash Flow, Nevada North Project

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq (AISC)				973
All-in Cost per ounce AuEq (AIC)				1,175

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

The average annual LOM production at the Nevada North Project is expected to be 80,000 oz AuEq per year which, at the base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total LOM net free cash flow of US$485 million and average annual free cash flow of US$46 million from year 1 to year 13. Corporate office general and administrative costs were not included in the LOM costs for the Nevada North Project.

The base case cash flow is equivalent to an after-tax NPV of US$309.6 million at a discount rate of 5% and yields an internal rate of return (IRR) of 36.9%. Over the LOM period, the operating margin averages 48.1%.

As of June 27, 2023 spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an IRR of 49.7%.

The Nevada North Project is expected to have direct cash costs of US$882/oz gold equivalent (AuEq) an AISC of US$973/oz AuEq, and AIC of US$1,175/oz AuEq.

Annual cash flows are shown graphically in Figure 1-2.

Figure 1-2 LOM Cash Flow Chart

The sensitivity of the Nevada North Project NPV and IRR were tested over a range of ±25% around the base case values for gold price, operating costs and capital expenditure. The results show that NPV and IRR remain positive across the ranges tested. The Nevada North Project is most sensitive to metal price, with NPV5 being reduced to US$52.7M from the base case value of US$309.6M at a 25% reduction in gold price, equivalent to US$1,275/oz, yielding an IRR of 10.5% at that price.

The base case discount rate of 5.0% yields NPV5 of US$309.6M. At discount rates of 7.5% and 10.0%, NPV is reduced to US$249.3M and US$201.2M, respectively.

Exploration, Development and Production

Integra's primary objective is to continue advancing the Nevada North Project towards completion of a PFS. Integra plans to continue to conduct additional metallurgical testwork, and to continue to work on designing the heap leach facilities and infrastructure for Wildcat, in particular. Further drilling programs comprised of greenfield, definition, condemnation and metallurgical drill holes will be conducted as needed. In addition, further work towards permitting Wildcat will also be conducted.

Integra also plans to continue engaging with all stakeholders in the areas around the Nevada North Project so that they are informed regarding the development of the Nevada North Project.

Given the known extent of mineralization at the Nevada North Project, both Wildcat and Mountain View have the potential to host further deposits, or lenses of gold, similar to those identified so far at both deposits.

RISK FACTORS

Before deciding to invest in the Securities, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus and any applicable Prospectus Supplement. An investment in the Securities is subject to certain risks, including risks related to the business of the Corporation, risks related to mining operations and risks related to the Corporation's securities described in the documents incorporated or deemed to be incorporated by reference in this Prospectus. See the risk factors below and the "Risk Factors" section of any applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.  Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

These risk factors, together with all other information included or incorporated by reference in this Prospectus, including, without limitation, information contained in the section "Cautionary Note Regarding Forward-Looking Statements" as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, or in another document incorporated or deemed incorporated by reference herein occur, it could have a material adverse effect on the business, financial condition and results of operations of the Corporation. Additional risks and uncertainties of which the Corporation currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation's business, financial condition and results of operations. The Corporation cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

No Market for the Securities

There is currently no trading market for any Warrants, Subscription Receipts or Units that may be offered. No assurance can be given that an active or liquid trading market for these Securities will develop or be sustained. If an active or liquid market for these Securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these Securities will trade at lower prices depends on many factors, including liquidity of these Securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation's financial condition, historic financial performance and future prospects.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on a number of factors, the intended use of proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Corporation to do so. The results and the effectiveness of the application of proceeds from an Offering of any Securities are uncertain. If the proceeds are not applied effectively, the Corporation's results of operations may suffer.

No Revenue and Negative Cash Flow

The Corporation has negative cash flow from operating activities and does not currently generate any revenue. The Corporation has not commenced development or commercial production on any property. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation's operating expenses and capital expenditures may increase in subsequent years as a result of the consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Corporation's properties. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation's properties will require the commitment of substantial resources to conduct time consuming exploration and development. There can be no assurance that the Corporation will ever generate positive operating cash flow or achieve profitability.

Liquidity and Capital Resources

Historically, capital requirements have been primarily funded through the sale of Common Shares or other securities of the Corporation. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Corporation's mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global minerals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation. Based on the amount of funding raised, the Corporation's planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Dilution from Further Financings

The Corporation may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment and the value of the Corporation's securities.

Active Liquid Market for Common Shares and Market Price of Securities

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and/or the NYSE American. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies with small capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These risk factors included global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Corporation's performance.

Other factors unrelated to the performance of the Corporation that may have an effect on the price of Common Shares include the following: lessening in trading volume and general market interest in the Corporation's securities may affect a purchaser's ability to trade significant numbers of Common Shares; and the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities. The price per Common Share may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuation in the Corporation's operating and financial results, the result of any public announcement made by the Corporation and the Corporation's failure to meet analysts' expectations. Additionally, the value of the Common Shares is subject to market value fluctuations based upon factors that influence the Corporation's activity and changes in interest and currency rates.

The market value of the Common Shares may also be affected by the Corporation's financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which the Common Shares are traded and the market segment of which the Corporation is a part.

The Corporation May Be Impacted by Inflationary Pressures

General inflationary pressures may affect labor and other costs, which could have a material adverse effect on the Corporation's financial condition, results of operations and the capital expenditures required to advance the Corporation's business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Corporation's business, results of operations, cash flow, financial condition and the price of the Corporation's securities.

Resource Exploration and Development is a Speculative Business and Involves a High Degree of Risk, which May Result in the Corporation not Receiving Adequate Return on Invested Capital

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that the expenditures to be made by Integra in the exploration of the Corporation's mineral properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the Corporation's mineral properties and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production. In addition, Integra has fixed payment obligations but no source of revenue. The Corporation's mineral properties require reclamation work of approximately $1,500,000 per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash. The Corporation has limited financial resources and no operating revenue. The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties. There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all. Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Going Concern Risks

The Corporation's ability to continue as a going concern is dependent upon, among other things, the Corporation establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Corporation's ability to continue exploration and, if applicable, development activities. Should the Corporation be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Corporation's estimates. The amounts attributed to the Corporation's mineral properties in the Corporation's consolidated financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Corporation will require additional financing for the upcoming financial year in order to maintain its operations and exploration activities. Management has applied judgment in the assessment of the Corporation's ability to continue as a going concern, considering all available information, and concluded that the going concern assumption is appropriate for a period of at least twelve months following the date of this Prospectus.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the Corporation's mineral properties or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities. In particular, prior to any development of the Corporation's mineral properties, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others. There is no assurance that the Corporation will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Title

The acquisition of title to resource properties in the part of western United States where the Corporation's mineral properties are located is a very detailed and time-consuming process. No assurances can be given that there are no title defects affecting the properties in which Integra has an interest. The Corporation's mineral properties include areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations. The Corporation's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people. Title may also be affected by undetected encumbrances or defects or governmental actions. Integra has not conducted surveys of the Corporation's mineral properties and the precise area and location of claims and other mineral rights may be challenged. Integra may not be able to register rights and interests it acquires against title to applicable mineral properties. An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated. Although Integra believes it has taken reasonable measures to ensure proper title to the Corporation's mineral properties, there is no guarantee that such title will not be challenged or impaired.

The Corporation's mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Corporation's interest in their mineral properties.

Community Relationships

The Corporation's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of the Corporation's mineral properties. While the Corporation is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Corporation's business, financial condition, results of operations, cash flows or prospects.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements.  The applicable Prospectus Supplement(s) will describe any material change, and the effect of such material change, on the Corporation's share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement, we currently expect to use the net proceeds from the sale of Securities offered hereby to fund ongoing work programs to advance the Corporation's mineral properties, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.  Any specific allocation of the net proceeds of an Offering to a specific purpose will be determined at the time of the Offering and will be described in the relevant Prospectus Supplement.  The Corporation generates no operating revenue from the exploration activities on its property interests and has negative cash flow from operating activities. The Corporation anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at the Corporation's mineral properties.  To the extent that the Corporation has negative cash flows in future periods in excess of net proceeds from the sale of Securities, it may need to deploy a portion of net proceeds from the sale of Securities to fund such negative cash flow.

PLAN OF DISTRIBUTION

The Corporation may from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. We may issue and sell up to C$100,000,000, in the aggregate, of Securities.

We may offer and sell the Securities through underwriters or dealers, directly to one or more purchasers or through agents. We may offer Securities in the same offering, or we may offer Securities in separate offerings. Each Prospectus Supplement, to the extent applicable, will describe the number and terms of the Securities to which such Prospectus Supplement relates, the name or names of any underwriters or agents with whom we have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and our net proceeds. The Prospectus Supplement will also include any underwriting discounts or commissions and other items constituting underwriters' compensation and will identify any securities exchanges on which the Securities may be listed.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market price, at varied prices determined at the time of sale, or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102 of the Canadian Securities Administrators, including sales made directly on the TSXV, NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation. We will obtain any requisite exemptive relief prior to conducting "at-the-market distributions".

Only underwriters, dealers or agents named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with such Securities offered by that Prospectus Supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Agents, underwriters or dealers may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" as defined in NI 44-102 and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on a securities exchange. In connection with any offering of Securities, other than an "at-the-market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter or dealer involved in an "at-the-market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, Securities in connection with an offering of Securities or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Securities, other than the Common Shares, will be a new issue of Securities with no established trading market. Subject to applicable laws, any underwriter may make a market in such Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. There may be limited liquidity in the trading market for any such Securities. Unless otherwise specified in the applicable Prospectus Supplement, we do not intend to list any of the Securities other than the Common Shares on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no trading market through which the Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors". No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an Offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a "best efforts" basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation may issue Common Shares on exercise of Special Warrants (as defined below). The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held (except at meetings at which only the holders of another class of shares are entitled to vote). The holders of Common Shares are entitled to receive dividends, on a pro rata basis, if, as and when declared by the Board and, subject to the prior satisfaction of all preferential rights, to participate rateably in the net assets of the Corporation in the event of any dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purposes of winding up its affairs. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The holders of Common Shares are entitled to receive dividends if, and when, declared by the Board. The Corporation has no source of cash flow, and anticipates using all available cash resources toward its stated business objectives. As such, the Corporation does not anticipate the payment of dividends in the foreseeable future. At present, the Corporation's policy is to retain earnings, if any, to finance its business operations. The payment of dividends in the future will depend upon, among other factors, the Corporation's earnings, capital requirements and operating financial conditions.

Warrants

The Corporation may issue Warrants to purchase Common Shares. Warrants may be issued independently or together with other Securities and may be attached to or separate from those Securities. Warrants will be issued under one or more warrant indentures, including supplemental indentures to one of our existing warrant indentures, to be entered into between the Corporation and one or more banks or trust companies acting as warrant agent, to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Warrants. A copy of any warrant indenture or supplemental warrant indenture relating to an offering of Warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States, as applicable, after we have entered into it.

The following description sets forth certain general terms and provisions of the Warrants and is not intended to be complete. You should read the particular terms of the Warrants that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant indenture and the Prospectus Supplement describing such warrant indenture. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Warrants being offered.

Any Prospectus Supplement relating to any Warrants the Corporation offers will describe the terms of the Warrants and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Warrants. This description will include, where applicable:

  the designation and aggregate number of Warrants offered;
  the price at which the Warrants will be offered;
  the currency or currencies in which the Warrants will be offered;
  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Warrants;
  whether we will issue fractional Common Shares;
  whether we have applied to list the Warrants on a securities exchange;
  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material United States and Canadian federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

The holders of Warrants will not be shareholders of the Corporation. Holders of Warrants are entitled only to receive the Common Shares subject to the Warrants on satisfaction of the conditions provided in the warrant indenture or supplemental warrant indenture.

Subscription Receipts

The Corporation may issue Subscription Receipts that will entitle holders to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof.  Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Corporation and an escrow agent (the "Escrow Agent"), to be named in the relevant Prospectus Supplement, which will establish the terms and conditions of the Subscription Receipts.  Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent. A copy of any Subscription Receipt Agreement will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States, as applicable, after we have entered into it.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. You should read the particular terms of the Subscription Receipts that are offered by us, which will be described in more detail in any applicable Prospectus Supplement. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement will also state whether any of the general provisions summarized below do not apply to the Subscription Receipts being offered.

Any Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the terms of the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Subscription Receipts. This description will include, where applicable:

  the designation and aggregate number of Subscription Receipts offered;
  the price at which the Subscription Receipts will be offered;
  the currency or currencies in which the Subscription Receipts will be offered;
  the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
  the conditions (the "Release Conditions") that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants, Units or any combination thereof;
  the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Units or any combination thereof pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
  if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

  procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
  whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;
  whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or other securities of the Corporation, any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we have applied to list the Subscription Receipts on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
  any other material terms or conditions of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or any combination thereof on satisfaction of the conditions provided in the Subscription Receipt Agreement, including the satisfaction of any cash payment provided in the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. The Common Shares, Warrants, Units or any combination thereof may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Rescission

The Subscription Receipt Agreement will also provide that any material misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that the Corporation may amend any Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Units

The Corporation may issue Units consisting of one or more Common Shares, Warrants, Subscription Receipts or any combination of such Securities. You should read the particular terms of the Units that are offered by us, which will be described in more detail in any applicable Prospectus Supplement.

Any Prospectus Supplement relating to any Units the Corporation offers will describe the terms of the Units and include specific terms relating to their offering. All such terms will comply with the requirements of the TSXV and the NYSE American relating to Units. This description will include, where applicable:

  the designation and aggregate number of Units being offered;
  the price at which the Units will be offered;
  the designation and terms of the Units and the applicable Securities included in the Units;
  the description of the terms of any agreement governing the Units;
  any provision for the issuance, payment, settlement, transfer or exchange of the Units;
  the date, if any, on and after which the Units may be transferable separately;
  whether we have applied to list the Units on a securities exchange;
  material United States and Canadian federal tax consequences of owning the Units;
  how, for federal income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities; and
  any other material terms or conditions of the Units.

The foregoing summary of certain of the principal provisions of the Securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable Prospectus Supplement under which any Securities are being offered.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will include a general summary of certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities hereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences which may be applicable to a purchaser of Securities hereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended).  Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of Common Shares that we issued within the previous 12-month period, and in respect of securities that are convertible or exchangeable into Common Shares, will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol "ITR" and on the NYSE American under the symbol "ITRG".  Certain warrants exercisable to acquire Common Shares trade on the TSXV under the symbol "MPM.WT". Information in respect of trading price and volume of the Common Shares during the previous 12-month period will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters.  As of the date of this Prospectus, partners and associates of Cassels Brock & Blackwell LLP as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

INTEREST OF EXPERTS

Information relating to the DeLamar Project and the Nevada North Project in this Prospectus and the documents incorporated by reference herein and therein has been derived from reports, statements, or opinions prepared or certified by Thomas L. Dyer, P.E., Michael M. Gustin, C.P.G., Jay Nopola, P.E., Jack McPartland, Qualified Professional Member MMSA, Matthew Sletten, P.E., Benjamin Bermudez, P.E., John D. Welsh, P.E., John F. Gardner, P.E., Michael Botz, P.E., William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E., Deepak Malhotra, Ph.D. and Ralston Pedersen, P.E., and this information has been included in reliance on such persons' expertise. Each of Thomas L. Dyer, P.E., Michael M. Gustin, C.P.G., Jay Nopola, P.E., Jack McPartland, Qualified Professional Member MMSA, Matthew Sletten, P.E., Benjamin Bermudez, P.E., John D. Welsh, P.E., John F. Gardner, P.E., Michael Botz, P.E., William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E., Deepak Malhotra, Ph.D. and Ralston Pedersen, P.E. is a qualified person as such term is defined in NI 43-101.

None of the foregoing persons, nor any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the Corporation's property or the property of any of the Corporation's associates or affiliates. The foregoing persons held an interest in either less than 1% or none of the Corporation's securities or the securities of any associate or affiliate of the Corporation when they prepared the DeLamar Report or the Nevada North Report, as applicable, and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Corporation's securities or the securities of any associate or affiliate of the Corporation in connection with the preparation of the DeLamar Report or the Nevada North Report, as applicable. Neither the aforementioned persons nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of the Corporation.

All scientific and technical information in this Prospectus has been reviewed and approved by Raphael Dutaut, Ph.D, P.Geo, Vice President Exploration, who is a qualified person under NI 43-101. As of the date hereof, Mr. Dutaut holds 26,612 Common Shares, 106,955 stock options, 67,806 restricted share units and 25,000 Warrants.

AUDITORS, TRANSFER AGENT AND REGISTRAR

MNP LLP, Chartered Professional Accountants, are the independent auditors of the Corporation and are independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia, and within the meaning of the United States Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.